UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549


                              FORM 10-SB/A

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        -----------------------------------------------------------

                GENERAL FORM FOR REGISTRATION OF SECURITIES
                         OF SMALL BUSINESS ISSUERS

        -----------------------------------------------------------
        -----------------------------------------------------------

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934




                             HitCom Corporation
               (Name of Small Business Issuer in its charter)


        Delaware						                        		87-0389677
        (State or other jurisdiction of				     (I.R.S. Employer
        incorporation or organization)          Identification No.)


        700 North Second Street, Third Floor, St. Louis, MO 63102
        (Address of principal executive offices)		          (Zip Code)


        Issuer's telephone number:	(314) 231-1000



Securities to be registered under Section 12(b) of the Act:
None

Securities to be registered under Section 12(g) of Act:
Common Stock,  $.004 par value per share
8% Convertible Preferred Stock, $.001 par value per share


                           HitCom Corporation


                                 INDEX


Part I

ITEM 1.	Description of Business

ITEM 2.	Management's Discussion and Analysis of Financial
        Condition and Results of Operations

ITEM 3.	Description of Properties

ITEM 4.	Security Ownership of Certain Beneficial Owners
        and Management

ITEM 5.	Directors, Executive Officers, Promoters and
        Control Persons

ITEM 6.	Executive Compensation

ITEM 7.	Certain Relationships and Related Transactions

ITEM 8.	Description of Securities


Part II

ITEM 1.	Market Price of and Dividends on the Registrant's
        Common Equity and Other Shareholder Matters

ITEM 2.	Legal Proceedings

ITEM 3. Changes in and Disagreements with Accountants

ITEM 4.	Recent Sales of Unregistered Securities

ITEM 5.	Indemnification of Directors and Officers

Financial Statements
- HitCom Corporation for the nine-month period ended December 31, 1997
- One Plus Marketing, Inc. for the three-month period ended March 31, 1997
- Channel Telecom Inc. for the nine-month period ended December 31, 1997 and for the year ended March 31, 1997
- HitCom Corporation pro forma for the year ended December 31, 1997 (unaudited)? One Plus Marketing, Inc. for the year ended December 31, 1996 (unaudited)


                            HitCom Corporation


                            INDEX - CONTINUED


Part III

ITEM 1.	Index To Exhibits

Signatures





































Introductory Statements

HitCom Corporation (HitCom or the Company) has prepared this Form 10-SB on a voluntary basis to make available reportable information about the Company to existing shareholders and others interested in the activities of the Company.

The Company intends to furnish annual and periodic reports consistent with the Securities and Exchange Commission reporting requirements in the event that the Company ceases to continue reporting under the Exchange Act.


PART I

ITEM 1-DESCRIPTION OF BUSINESS

History

Overview

HitCom was established in 1993 and incorporated in 1995 under the laws of the state of Missouri as an online/Internet publisher of city-specific, "real need" and practical information. The Company's core product IntelliPages, was a user friendly Internet resource that offered three kinds of city-specific information consumers need and readily use. These included
1) Business listings - a complete "online yellow pages" style directory,
2) News Now - up to the minute local news, traffic, weather and sports, and
3) City Information - a comprehensive guide featuring content such as local history and culture, media, government, attractions, nightlife and special events. The Company was acquired by Royal Oak Resources ("Royal") a NASDAQ OTC Bulletin Board company in 1995 through a reverse merger. Following the acquisition, HitCom was reincorporated under the laws of the state of Delaware and the subsidiary Webtech was formed as the Company's primary operating subsidiary. Royal was incorporated under the laws of the state of Utah in 1982. The operating activities of Royal and Webtech are not relevant in HitCom's current operating structure or activities.

Royal Oak Resources

Royal was incorporated in 1982 under the laws of the state of Utah. Royal was founded to establish and maintain a drilling business with authority to own and operate drilling rigs, machinery tools or apparatus as necessary in the boring or otherwise sinking of wells for the production of oil, gas or water; to construct or acquire by lease or otherwise and to maintain and operate pipelines for the convenience of oil and natural gas, oil storage tanks and reservoirs and tank cars of all kinds, tank steamers and other vessels, warehouses, storage houses, loading racks and all the other convenient instrumentalities for the shipping and transportation of crude or refined petroleum or natural gas and other volatile solid or liquid mineral substances in any and all forms and to do each and every act necessary for the production of oil and gas or natural resource properties. The operating activities of Royal are not relevant in HitCom's current operating structure or activities.


Webtech, Inc.

Webtech, Inc. was established in 1995 as HitCom's primary operating subsidiary. Webtech's principal core product IntelliPages, was a user friendly Internet resource that offered three kinds of city-specific information consumers need and readily use. These included 1) Business listings - a complete "online yellow pages" style directory, 2) News Now - up to the minute local news, traffic, weather and sports, and 3) City Information - a comprehensive guide featuring content such as local history and culture, media, government, attractions, nightlife and special events. The Company determined that Intellipages no long aligned with its strategic objectives in March 1997 upon the acquisition of One Plus Marketing, Inc. (as discussed below). As of December 31, 1997, management considers Webtech an inactive subsidiary and expects to legally dissolve the subsidiary in 1998. The operating activities of Webtech are not relevant in HitCom's current operating structure or activities.

One Plus Marketing, Inc.

During 1997, the Company sought to realign its operating risks and as such, it acquired 80% of the operations of One Plus. The acquisition was treated for accounting purposes as a reverse merger. Under this accounting treatment, One Plus became the accounting acquiror and the operating activities of the accounting acquiror is presented for historical purposes.

The Company exchanged approximately 5.8 million shares of common stock for 80% of the outstanding stock of One Plus. The Company is currently pursuing the purchase of the remaining 20% minority interest. However, the Company has not finalized any of the proposed terms. While the Company is considering the purchase of the minority interest in One Plus, there can be no assurance that the Company will ultimately acquire the minority interest in One Plus.

Channel Telecom, Inc.

On May 29, 1998, the Company announced that it closed the Channel Telecom Inc. ("Channel") acquisition. As part of the acquisition the Company exchanged $175,000 and approximately 4.2 million shares of common stock for all of Channel's outstanding shares. The Company has remitted $37,500 on or prior to closing and the remaining balance of $137,500 is payable over a six-month period ending December 31, 1998. The acquisition is effective January 1, 1998. The Company expects to finance this acquisition through either working capital or external bank and or equity financing. Channel's 1997 comparative and pro forma results are presented in the "Financial Statements."

Channel owns a 50% interest in Sussex Service Bureau Inc., 1218396 Ontario
Ltd. ("Sussex").   Sussex provides Channel calling card technical
functionality through the processing of prepaid phone card activity via a offsite telephone switch.


The Present Company

Today, the Company is engaged in the following products and services:

- Interactive Voice Response/Voice Processing Services
- PhoneCards and PhoneCard Platform Services
- Internet Connectivity Services

The Company is expanding its research and development to support an aggressive internal growth plan and to attract additional strategic acquisitions as well as to establish international partnerships that will allow the Company to offer new IP (Internet Protocol) telephony driven services abroad. Today, the Company uses a proprietary PC-based network to handle its call volume. However, the Company is in the final stages of developing a new proprietary- switching platform utilizing Excel switching hardware that will greatly increase and enhance the Company's capabilities. The Company also plans to license and resell its proprietary switching software as an Excel Value Added Reseller (VAR) to corporate clients throughout the world.

In first quarter of 1998, the Company announced that Channel was the official network provider for the Rolling Stones prepaid phonecards. The Rolling Stones prepaid phonecards are available at concerts, the Rolling Stones merchandise catalog and in select retail outlets.

The Company has also committed some of its resources to developing a premium Internet connectivity service targeted at high-end Internet users. One Plus plans to further integrate its voice and Internet technology to introduce services using CTI (Computer Telephony Integration) and IP (Internet Protocol) telephony.

Currently, the Company, including Channel employs approximately 35 full-time people including managerial, administration, technical and sales personnel.



Products & Services

The following section has been divided by product category. Each product category listed below includes the product/service the Company, including One Plus and Channel, offers.


Interactive Voice Response/Voice Processing Services

800Link

One Plus' 800Link has become a favorite Interactive Voice Response(IVR)/Voice Processing Platform for several Direct Sales Organizations in the United States. The Company's significant Direct Sales Organizations are comprised of - Global Prosperity Marketing Group, Golf Connections, Travel Dynamics, Wealth Masters and Alive International.

The basic service includes:

- Up to a 5 minute greeting time
- Up to a 2 minute message time
- Holds up to 40 messages with a 14 day storage time
- Personal Security Code for retrieving messages
- Time and date stamp for each incoming message
- Caller ID
- Online account status
- Monthly account status mailing, including usage detail and balance information

For an additional fee, other features can be added to an 800Link account. They include:

- Calling card capabilities
- Call forwarding (follow me service)
- Automated attendant
- Extended greeting time (up to 30 minutes)
- Reduced response (from 2 minutes to 1 minute)
- Group broadcasting (broadcast the same message to a specified group)
- Call rotation (allows one incoming number to be rotated evenly to a group)
- Fax back
- Fax on demand
- Fax broadcast (allows broadcast faxing to a list of fax numbers almost instantly)


GAP LINES

The GAP lines allow subscribers to pre-record a message that their clients and prospects can access using an 800 number and a Personal Identification Number ("PIN") to listen to the message. The minimum message length is 10 minutes.


CUSTOM APPLICATIONS

One Plus can develop a custom IVR application for virtually any situation. For instance:

- Automated online surveys (allows a caller to complete a survey using the telephone)
- Automated locator service (allows a caller to find the location nearest to them)
- Automated payment systems

All of the Company's IVR services are marketed through One Plus. The marketing effort consists of nationally placed advertisements that attract prospects to obtain the Company's 800Link services. Nevertheless, the majority of new business is still generated through referral. Currently, these products are marketed in the US and Canada.

One Plus has been successful in selling its 800Link service to small businesses and Direct Sales Organizations. However, the Company has had a limited sales effort as the Company could not provide the necessary capital requirements to build a technology infrastructure supporting growth in its new subscriber base with an enhanced sales effort.

With the implementation of the Company's new telco-grade switch-based platform, One Plus will now have the capacity it requires to greatly expand the number of 800Link users. Accordingly, the Company expects to expand its advertising efforts to attract new subscribers. The Company's advertising efforts are expected to include enhanced marketing data and increased sales personnel.

The Company has also hired a new Account Manager to approach additional Direct Sales Organizations (DSO). DSO's use the Company's 800Link to provide needed advertising support and communication services to their participants.


Phone Card and Phone Card Platform Services

Channel PhonePass

The Channel PhonePass is one of the best selling retail phone cards in Canada.

Available in a variety of images, this high-end card has become a favorite with tourists, card collectors, students and anyone who needs a phone card for long distance convenience.

Some of the benefits include:

- High commission rate for retailers
- Multilingual voice prompts to ensure sales to foreign visitors and for sales in ethnic communities
- Significant savings over other direct dialing methods
- Available in $10, $20, $30, $50, and $100 denominations
- Point-of-sale marketing material available including posters, brochures and displays
- Consignment
- Co-branding
- Vending machines available for high volume locations

Channel plans to introduce a US version of the Channel PhonePass in the second quarter of 1998.

Channel PhoneCash

The Channel PhoneCash is a deep discount card offering rates that are competitive or lower than most residential long distance rates, providing the best value to consumers and excellent margins for retailers, particularly in high traffic areas.

Some of the benefits include:

- Local and 1-800 access numbers
- Available in $5, $10, $20, and $50 denominations
- Co-branding
- Point-of-sale marketing material available including posters, brochures and displays
- Vending machines available for high volume locations

Channel plans to introduce a US version of the Channel PhoneCash in the second quarter of 1998.


CUSTOM CARDS

Channel has created completely customized prepaid phone cards for resale or promotional/institutional use.

Custom cards can carry a company image and logo, product imaging, or any custom design or text desired.

Some of the customer benefits include:

- Turnkey custom service and advice including market planning, card design and development, card manufacturing, inventory tracking and fulfillment, and production of point-of-sale marketing material available including posters, brochures and displays.
- Custom voice prompts can be implemented so that customized company or product messages can be used to greet card users and additional options can be implemented which allow card users access to other information about a company or product.
- Available in any denomination.


COLLECTIBLE CARDS

Channel has also premiered its first "collectible" prepaid phone card. Through an exclusive worldwide licensing agreement, Channel markets a numbered, four card series featuring the world famous Rolling Stones. Channel is currently working with other entertainment and sports celebrities to gain the rights to market prepaid phone cards that carry their trademark names and images.

There are only a handful of companies in Canada with national presence in the phone card marketplace. Channel is one of those companies. Further, several of the major players in Canada do not own their own switching platform and must rely on a third party service bureau.


Service Bureau

Utilizing the Company's proprietary switching platform and customer service center, the Company has recently introduced a service bureau for other phone card sales and marketing organizations. This turnkey solution allows a non-switch-based marketer of prepaid phone cards to purchase the required network services from the Company.

The Company's service bureau features:

- Processing of over 3 million minutes per month. The network is capable of processing 25 million calls per month
- 24-hour customer service
- 24-hour technical staff and system monitoring
- Excel Switching Platform
- Competitive rates
- Superior performance quality
- Telecommunication expertise

Prior to 1998, the Company's marketing of its phone card capabilities was limited. With the acquisition of Channel, there efforts will be expanded in both the US and Canada. All of the Company's PhoneCard products and services are now marketed under the Channel name (Channel Telecom and Channel Telecom
USA).


Internet Connectivity Services

The Company, through its One Plus subsidiary, markets premium Internet connectivity services to commercial accounts in the St. Louis, Missouri market. Internet connectivity services allow the Company's customers access to the Internet through various methods such as dial up access, dedicated connections, etc. Those services include:

- Dedicated ISDN connectivity
- Dedicated T-1 connectivity
- Web site development and hosting
- Related Internet and web services

The Company's Internet connectivity is provided using its state-of-the-art, 100% digital network featuring Cisco 7513 routers and a direct ATM/ fiber optic connection to the Internet. The Company's service quality offers enhanced levels of security and 24-hour monitoring and customer support.

The Company's Internet services were introduced to the St. Louis market in the fall of 1997. The Company's primary objective with its Internet services sales efforts is to subsidize, and potentially profit from, the Internet technology (i.e., IP telephony) research and development. During 1997, the Company expended approximately $500,000 to support its Internet Connectivity Service products and services.

The St. Louis market consists of approximately 25,000 businesses that fit the Company's target market for connectivity services. Currently, the Company serves approximately 100 St. Louis clients.

IP Telephony Related Services

International Fax-to-Fax

The Company's international fax-to-fax service will allow its customers to fax from developing countries to the United States and Canada at greatly reduced rates over traditional fax transmission utilizing current long distance providers. The Company expects to begin marketing its international fax-to-fax services in late 1998 from at least one international gateway. Depending upon the success of the international test market, the Company expects to add international gateways in 1998.

Continuing worldwide deregulation and advancing IP telephony technology is opening a variety of IP telephony market niches - both domestically and internationally. The Company has devoted a portion of its resources to the research and development of several IP telephony related products/services as well as international market research.

To date the Company has expended insignificant funds relating to research and development but has completed the design phase of its IP telephony network, including the US hub gateway. Over the next few months, the Company expects to complete the provisioning and installation of the hub gateway in the United States. Hub gateways represent computer platforms equipped with specialized software and hardware designed to accept local fax communications and route them over a combination of the Internet and conventional long distance means to a determined destination.

The Company has decided to pursue these international products based on the following considerations:

- Voice telecommunication has more stringent regulations compared to data
  (fax) transmission. Even though the Company's IP technology will eventually carry voice communication, several technical advancements (quality of voice transmission, transmission stability, etc.) will need to occur in the industry before this becomes a practical reality.
- Faxing from most developing countries to the US and Canada is very expensive. The Company's international fax could be less expensive than current methods.
- Fax machines are not as readily available as compared to the US and Canada.
- The Company has already established key relationships in India and Brazil that would increase the Company's possibility of success.


Switch Platform Services

In 1998, the Company expects to begin licensing its proprietary switching technology to organizations throughout the world. The package is expected to licensed/sold as a turnkey telecommunications platform including all the necessary hardware and software to get up and running. The software will be sold in a modular fashion, each module providing a specific function. Additional modules, optional support packages and upgrades (capacity expansion) will be offered separately.

The Company purchased an Excel LNX 2000 switch and began development of the platform in late 1996. Programming for low level switch functionality, or the "Switching Engine" was completed in the fall of 1997. Work has begun on several of the "modules," specifically the User Interface Console and Phone Card modules with an expected completion date in the second quarter 1998.

Before the platform is ready for commercial use, comprehensive documentation must be written and technicians for customer support recruited and trained. As these issues are being addressed, development of additional modules will continue. Platform sales are expected to commence in late 1998.

The Company's goal is to offer a proprietary state-of-the-art, non-blocking digital switching system which will allow integration of voice processing, database and networking technologies to provide turnkey and custom telephony products. Specifically, the system will be aimed at the following marketing applications:

- Prepaid and postpaid calling card authorization
- Prepaid wireless
- Voice mail
- Information line
- 1+ service
- Callback
- Enhanced services
- Stored value transactions
- Smart card applications in closed environments
- Other


Industry Overview

Telecommunications Industry Overview

Canada is going through the final phases of deregulation in the telecommunications industry. There are two specific areas of deregulation which will create new opportunities in the phone card industry in 1998; swipe access functionality and elimination of Teleglobe's (Canada's licensed company with exclusivity to carry international voice traffic) monopoly on overseas long distance services.

Until late 1997, Bell Canada and the Stentor Alliance had a monopoly on "swipe" access. Swipe access allows cards to have magnetic stripes which encode the 1-800# and the PIN# to be dialed on the cards. The cards can be swiped on any of Bell Canada's pay phones (approximately 70,000) eliminating the user having to enter the 1-800# and their PIN#. Channel expects to have swipe functionality on its cards in 1998.

The CRTC (Canada's governing telecom regulator) has ruled that Teleglobe's monopoly on overseas long distance services must be eliminated by October 1998. This will drive down the price of overseas long distance in Canada to be more in line with the U.S. Currently Canadian pricing is 30-40% higher than in the U.S. Lower pricing will increase volume and create short-term arbitrage opportunities for companies. The Company expects to be positioned to take full marketing advantage during this time period.

Telecommunications is a complex, rapidly evolving $200 billion industry affecting every aspect of our lives. Telecommunications no longer refers only to local and long distance telephone communications. Instead, the industry is now made up of everything from cellular and satellite or "wireless" communications to interactive voice and voice mail messaging; from data transmission, including fax, to voice and video conferencing; and from Internet and intranet connectivity to cable television. That's just today. The industry is currently experiencing an unprecedented introduction of new and enhanced communication technology and services.

The way these services are purchased is changing as well. Not that long ago, only select groups were able to benefit from the latest communication advancements and conveniences available. Today, people from every social economic background are familiar with local and international communications services and technologies. As a result, prepaid phone cards, prepaid cellular and even prepaid dial tone have witnessed explosive acceptance and growth.

In the decade since the mid-1980's, divestiture, deregulation and the advent of computer telephony integration (CTI) have "reopened" a virtually monopolized industry to promote unparalleled competition and expansion. Now, in addition to the major players - AT&T, MCI, Sprint and WorldCom - other companies, like the Company, are able to successfully compete and thrive by developing new technologies and pursuing niche markets and opportunities.

By focusing and building upon the products and services that employ computer telephony, the Company has been able to take advantage of the enormous demand for alternative and specialized providers and services. Specifically, the Company has established itself in four segments of the industry. They are:

- Interactive Voice Response services
- Prepaid phone cards and phone card platform services
- Internet connectivity services
- IP (Internet telephony) services

A more detailed explanation and overview of each of these segments follow:

Interactive Voice Response (IVR)

Interactive Voice Response (IVR) includes a variety of voice processing and messaging services. IVR allows a user to access, store and carry out transactions by using his voice or the keypad of a touch tone telephone. For instance, simple call routing - "Press 3 for Customer Service" - is a type of IVR. So is "Bank by Phone" and "For the nearest location, enter your zip code." In essence, IVR allows any telephone to become a computer terminal. In addition to these applications, businesses are developing thousands of new applications each year that allow them to benefit from the efficiencies and cost savings surrounding this relatively new technology.

As new uses and consumer acceptance have developed, so has the technology. Now, instead of using the keypad alone, the systems are using Voice Recognition to accept and act upon commands. Then, text-to-speech technology can actually "read" information to the caller from text fields in computer databases. Of course, there are other, less dramatic, uses for IVR, including simple voice mail, fax broadcasting and "follow-me" call and fax routing services.

The Internet is also having an impact on IVR. As increasingly larger numbers of people are researching and communicating (e-mail) via the Internet, IVR applications are being used to integrate the telephone and the Internet. An example would be calling a voice mail system to retrieve e-mail using a text-to-speech system.

Industry analysts report the IVR market was $1.5 billion in 1995 and predict it to grow to an estimated $3.7 billion in 2002.

The Company entered the market by providing large Direct Sales Organizations with customized voice processing systems that allow each member of a national or international sales organization a method by which the response from a large advertising campaign can be handled 24 hours a day and pertinent data reported to the membership almost instantly. In addition, such organizations are able to broadcast such things as product specifications (by voice or fax) and motivational messages to their teams. In addition to this market niche, the Company develops and implements several other custom applications for its clients, such as automated surveys and fax-on-demand.

Prepaid Phone Cards and Phone Card Platform Services

Prepaid phone cards, originally introduced in Europe in the early 1980's, have been gaining popularity in the US since 1992, and Canada since 1994. A prepaid phone card permits a consumer to purchase a "card" (actually an account) with a preset denomination of call time or "minutes" available. The consumer can then use the card from virtually any touch tone telephone by calling a local or toll-free (800 or 888) number to access a "network" provided or contracted by the card issuer to make a local or long distance (including international) telephone call.

There are currently two types of prepaid phone cards in use:

          Remote Memory Card - a card that has an account number and a PIN printed or coded into a magnetic strip. This card does not actually keep track of the usage or time remaining on the account. Instead, it tells a computer database on the other end of the line the caller's identity, allowing the system to "look-up" the most current account information and balances.

          Smart Card - a smart card, unlike a remote memory card, actually provides data storage, using a tiny computer chip, of the account usage and balances on the card itself. Smart card technology has been used in European markets for several years, and has been recently introduced in the United States and Canada. Unlike remote memory cards, smart cards require "readers" that are not currently available on most North American telephones.

The Company primarily uses remote memory prepaid phone cards. Initially, when prepaid phone cards were introduced in North America, they were used by advertisers as promotional items. For example, a major beverage company gave everyone who purchased a 12-pack of their product, a free 10-minute card as a premium for choosing their product. Promotional cards accounted for nearly 60% of the market in 1995. However, 1997 indications are that only about 40% of prepaid cards are issued for promotional use and that number is steadily decreasing as the retail market increases.

The retail segment consists of the following primary buyers: transients, the credit challenged, immigrants, tourists, business travelers, truckers, students, and those who do not typically carry money (e.g., children). The shift from promotional use to retail as well as the changing user demographics clearly indicates that phone cards are now a well established and accepted consumer product in North America.

There are primarily two types of prepaid card issuers. Facility-based, those who have their own platforms and non-facility-based, those who market the cards and outsource their network needs to facility-based companies that resell
prepaid phone card network services through its own service bureau.   The
Company is a facility-based card issuer.

The growth of the prepaid phone card market has been extraordinary. According to industry research, the US market was about $500,000 in 1992 and grew to $500 million by 1994. In 1996, the US prepaid calling card market surpassed the billion-dollar mark, exceeding all expectations of industry and analysts.
A report released in early 1997 by Atlantic-ACM, a Boston-based market research firm that tracks the telecommunications industry, predicted the sales of prepaid cards would reach $2.5 billion by the millenium. Later in 1997, due to unanticipated sales growth within the retail segment, Atlantic-ACM increased its long-term forecast by more than 50%. The research firm now estimates overall revenues for prepaid phone cards to be $2.7 billion in 1997 and $4.3 billion by 2001.


Internet Connectivity Services

Even though the Internet's roots date back to a 1960s' US Department of Defense network project, it wasn't until the mid-1990s that its mass acceptance and communications potential exploded. In 1997, an American Internet Usage Survey estimated that 31.3 million adults were using the Internet and 55 million were poised to become Internet users within the next few years.

As users continue to benefit from their use of the Internet, the need for "bigger, safer, faster" connections has also increased. Consumers, who previously used the Internet as a novelty for entertainment purposes have now become "dependent" on it for research and communications. Many businesses have found a connection to the Internet to be as important as a telephone and a fax machine when communicating with their customers and suppliers.

According to a 1997 research report by International Data Corporation (IDC), Internet connectivity is estimated to be a $1 billion business in 1997, with revenue expectations projected to be $4 billion by 2000.

Even though the Company offers a premium Internet connectivity service to commercial clients, the Company's Internet connectivity sales are used to subsidize its ongoing research and development of applications that will allow it to benefit from as well as develop for sale emerging concepts and technologies relating to Internet Protocol (IP) or IP telephony. The Company has approximately 100 clients located in the St. Louis, Missouri market.


IP Telephony

IP Telephony represents the routing of voice and data traffic though the Internet. IP telephony is now in its infancy but, by all indications, will quickly become a major factor in the telecommunications industry. IP telephony is the convergence of CTI (Computer Telephony Integration) with the Internet. CTI represents the integration of computers and telecommunication functions. Computers with specialized software and hardware are used to route phone calls, handle messages, etc. The resulting products and services enhance both the telephony and computer environments and also create new hybrid applications. A sampling of existing CTI technologies and applications include intelligent PBXs (Private Branch Exchanges), IVR (Interactive Voice Response), ACDs (Automatic Call Distribution centers), fax servers, voice mail and messaging, cellular phone services, modems and ISDN.

These new IP telephony applications include PC-to-PC connections, PC-to-phone connections, and phone-to-phone connections. IP telephony applications include voice over the Internet and intranets, fax traffic, Web enabled IVR, Unified Messaging and more.

Some specific applications include:

      Voice Applications. IP-based networks can be used to carry voice in real-time. This capability is provided through the use of "packetization," where the voice is digitized and transmitted over the Internet in packets. The cost, particularly for international calls can be 90% less than that of placing a regular long distance call. In addition, voice by-pass increases the number of lines available so those users with only a single phone line can now make voice calls while on the internet.

      Fax Applications. Like voice by-pass, fax-to-fax converts fax signals into "packetized" data. As a result, fax-to-fax can dramatically cut the cost of sending long distance faxes, especially overseas, by a factor of 10 or more, without the need for end users to purchase additional equipment.

      ACD/Call Center Integration with the Web. Call centers queue and connect incoming telephone calls to service staff who usually have computers at their desks providing sales and product information.

      Unified Messaging Delivery via the Web. Unified messaging with IP telephony allows a user to access multiple media types (voice, fax, e-mail) and multiple systems, all through a Web browser and, by implication, from across the Internet.

      Conferencing. IP telephony enables networked computer users to conduct one-on-one, one-to-many and many-to-many conferences, greatly reducing the cost of conference calls.

      Internet-Enabled IVR. IVR can be integrated with Web technology, allowing users to navigate IVR menus from their Web browsers instead of their telephone handsets. Existing IVR resources can be made available through Web tools and the Internet.

In 1998, the Company expects to begin marketing its first IP telephony based service - an international fax-to-fax service that will dramatically cut the cost of sending international faxes from the Company's "gateway countries" to the US.


Switch Platform Services

As the telecommunications industry and product offerings have changed, so have the networks that process the communication. Until recently, telecom companies used massive switch networks that could perform the more routine, and most needed services - predominantly connecting one caller with another caller. However, with the influx of new services - voice, data, fax, video, conferencing, etc. - more sophisticated and flexible switching technology is required.

Today's more robust switching technology is most often achieved using PC-based platforms or switch-based platforms. PC-based platforms are composed of standard PCs equipped with specialized hardware and software to provide the necessary functionality. PC-based platforms are generally sufficient to meet the needs of organizations with a moderate call volume and switching needs. The significantly more expensive switch-based platforms, which are built around a "programmable switch," provide a platform naturally suited to high call volume environments and afford virtually unrestricted switching flexibility.

Most telecom companies prefer switch-based platforms. And, even when a company can afford to purchase switch hardware - manufactured by companies like Excel, Harris, Summa Four, Siemens, NEC and Lucent Technologies - acquiring software to control the switch, installation and maintenance are up to the customer.

The abundance of new telecommunications companies combined with those existing companies that need to upgrade their networks to offer the new services, is creating an opportunity for companies which have developed their own proprietary switching platform. Adding to the demand is the fact there are only a limited number of companies that provide this required switching expertise.

It appears the world market for intelligent telephony solutions is immense. According to information obtained from Cabling Installation & Maintenance Magazine, CTI software and expertise is one of the fastest growing service sectors. The potential telephony market industry, which would have an application for the proprietary technology the Company is developing, is estimated to be $6.3 billion in 1997 and $13.4 billion by 2000.

The Company's goal is to become an Excel VAR (Value Added Reseller) by the end of 1998. To obtain the designation of an Excel VAR, the Company must demonstrate to Excel, Inc. (switch manufacturer) that it provides reliable software that integrates with the Excel switch.

Excel represents a switching platform. If a company desires to operate an Excel switch they need to secure, either through developing or purchasing appropriate software to handle its functionality. The Company is currently integrating its existing software to operate an Excel switch. Upon the completion of integration, the Company will be able to license and sell its software to third parties that desire to operate an Excel switch.



ITEM 2-MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

The Company principally derives its revenues from the sale of interactive voice response/voice processing services to Direct Sales Organizations.
These customized voice processing systems allow each member of a national or international sales organization a method by which the response from a large advertising campaign can be handled 24 hours a day and pertinent data
reported to their membership almost instantly.   The Company generally
requires its customers to establish a minimum account balance prior to receiving voice mail service. The Company recognizes revenues as services are rendered. Account balances in excess of services rendered are recorded as deferred revenue. Account balances without activity for 180 days are treated as revenue.

Effective April 1, 1997, the Company acquired 80% of the outstanding stock of One Plus Marketing, Inc. (the "Acquisition") for 5,837,503 shares of the Company's common stock. The Acquisition was accounted for as a reverse
acquisition in accordance with APB No. 16 "Business Combinations."   As such,
One Plus Marketing, Inc. is considered the "accounting acquiror." The historical financial statements prior to April 1, 1997 are those of One Plus Marketing, Inc.


RESULTS OF OPERATIONS AND CASH FLOWS

The following table sets forth certain financial data of the Company for the years ending December 31, 1997 (pro forma) and 1996. Note that since the Acquisition has been accounted for as a reverse acquisition, the 1997 results reflect the three-month period ended March 31, 1997, for One Plus combined with the Company's nine-month period ended December 31, 1997.


                                                 (Unaudited)   (Unaudited)
                                                    1997          1996
Net revenues                                     $3,568,167    $1,927,142
Costs and expenses:
 Cost of sales                                    1,969,358     1,077,090
  Selling, general and administrative             1,418,250       442,359
   Total costs and expenses                       3,387,608     1,519,449
Operating income                                    180,559       407,693
Other expense (income)-net                           50,566       (13,493)
Income before income tax benefit and
 minority interest                                  129,993       421,186
Tax benefit                                            (885)           --
Income before minority interest                     130,878       421,186
Minority interest                                    64,257            --
Net income                                          $66,621      $421,186





                                                 (Unaudited)   (Unaudited)
                                                    1997          1996
Cash flows from operating activities:
  Net income	                                       $66,621      $421,186
  Adjustments to reconcile net income to
    net cash provided by (used in)
    operating activities
   Depreciation and amortization                     70,594        26,235
   Minority interest in earnings of
    subsidiaries                                     64,257            --
   Deferred tax benefit                                (885)           --
   Changes in assets and liabilities:
     Accounts receivable-net                        (80,864)      (85,185)
     Prepaid expenses and other                      39,900       (67,041)
     Other assets                                   (25,513)           --
     Accounts payable and accrued expenses         (267,805)       30,313
     Deferred revenue                                77,441       254,520
      Net cash provided by (used in)
       operating activities                         (56,254)      580,028


Cash flows used in investing activities:
  Purchase of property and equipment                (76,483)     (243,005)
  Cash acquired in reverse acquisition                1,052            --
       Net cash used in investing activities        (75,431)     (243,005)


Cash flows provided by financing activities:
  Shareholder distributions                         (94,424)           --
  Payments on capital leases                         (1,961)           --
  Purchase of stock for treasury                     (9,712)           --
  Common stock canceled                                  (7)           --
  Net cash used in financing activities            (106,104)           --


Net increase (decrease) in cash and cash
 equivalents                                       (237,789)      337,023


Cash and cash equivalents:
Beginning of year                                   426,589        89,566
End of year                                        $188,800      $426,589




Prior to April 1, 1997, One Plus was an S Corporation for tax purposes and the One Plus' stockholder elected to be treated as an "S" Corporation under provisions of the Internal Revenue Code which provides that, in lieu of corporate income taxes, the stockholder is taxed for the Company's taxable income. Therefore, no provision or liability for federal and state income taxes is reflected in the financial data for periods prior to April 1, 1997.









YEAR ENDED DECEMBER 31, 1997 COMPARED TO 1996


NET REVENUES. Net revenues increased $1,641,025 or 85% from $1,927,142 in 1996. Revenues are primarily generated from the Company's interactive voice response products and services. The increase in net revenues is attributable to the associated growth in the Company's subscriber bases. The Company currently has in excess of 15,000 subscribers on the One Plus network which handles more than one million calls per month. At December 31, 1996, the Company had approximately 6,000 subscribers on the One Plus network handling more than 700,000 per calls per month.

COST OF SALES. Cost of sales increased $892,268 or 83% from $1,077,090 in 1996. The cost of sales percentage to net revenues decreased from 56% to 55%, thus gross profit margin increased correspondingly. Cost of sales primarily represents the long distance minutes purchased to service the interactive voice response products and services and, thus, increased as a result of the increase in net revenues discussed above. The Company purchases long distance minutes from a highly competitive service market. In late fourth quarter 1997, the Company was able to renegotiate its long distance per minute rate with its current service provider. The Company expects its interactive voice response gross profit percentage to increase between 1 and 2 percent in 1998 as a result of its affiliation with its long distance service provider.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased $975,891 or 121% from $442,359 in 1996. The selling, general and administrative percentage to net revenues increased to 40% from 23%. The primary reasons for the increase were attributable to professional fees and other expenses associated with the re-engineering and restructuring of the Company in the third and fourth quarters of 1997, combined with the additional cost requirements to support the enhanced administrative functions and to become a Securities and Exchange Commission reporting company.

OTHER EXPENSE (INCOME), NET. Other expense (income), net increased $64,059 from income of $13,493 in 1996. The primary reason for the increase was attributible to the Company's re-engineering and restructuring costs in the third and fourth quarters of 1997.

MINORITY INTEREST. Minority interest increased $64,257 from no activity in 1996. Minority interest represents a 20% ownership interest in the Company's subsidiary One Plus owned by the major stockholder of the Company.

NET INCOME. As a result of the foregoing, net income for the year ended December 31, 1997, decreased by $345,565 or 84% compared to 1996.




LIQUIDITY AND CAPITAL RESOURCES

Cash Flows from Operating Activities

During 1997, the Company had net cash flows used by operating activities of $56,254 as compared to net cash provided by operating activities of $580,028. Effective with the "reverse merger" acquisition of One Plus, the Company assumed an immediate increase in accounts payable and accrued expenses of $1,150,960. Cash from operations was used to reduce these liabilities.

Cash Flows from Investing Activities

During 1997 and 1996, the Company used $76,483 and $243,005 for purchases of property and equipment related principally to support the Company's interactive voice response operations.

The Company's total budgeted capital expenditures, including acquisitions, are currently anticipated to be approximately $1.5 million during 1998 in connection with the purchase of strategic interactive voice response and prepaid phone card operations, the minority interest of One Plus and enhanced phone card computer system upgrades. The Company expects to fund these expenditures through equity financing and bank borrowings. Although management anticipates that the Company will continue to expand, there can be no assurances that the Company's expansions plans will not be adversely affected by competition, market conditions, or changes in laws or government regulations affecting telecommunication businesses.

Cash Flows from Financing Activities

The Company maintains a $100,000 secured revolving credit arrangement with a bank that bears interest at the bank's prime rate plus one percent (prime was 8.5% at December 31, 1997) and expires on April 24, 1998. The Company has pledged its assets as security for the existing indebtedness. At December 31, 1997, the entire credit arrangement available has been used by the Company. In May 1998, the Company secured two new separate credit facilities with a bank totaling $535,000. The Company obtained a $385,000 long-term note and a $150,000 line-of-credit to support future acquisitions and working capital. The previous revolving line-of-credit arrangement outstanding at December 31, 1997 was retired.

SUBSEQUENT EVENTS

On May 29, 1998, the Company closed its acquisition of Channel telecom, Inc. ("Channel") located in Toronto, Canada. Channel is the fourth largest facility based provider of prepaid phone calling cards in Canada. The Company exchanged approximately 4.2 million shares of its common stock and a note totaling $165,000 payable over a seven-month period. In exchange, the Company received 100% of Channel's outstanding stock. The effective date of the transaction is January 1, 1998.

OTHER MATTERS

Impact of Year 2000 Issue

The "Year 2000" issue is a general term used to describe the various problems that may result from the improper processing of dates and calculations involving years by many computers throughout the world as the Year 2000 is approached and reached. The Company has reviewed the impact of Year 2000 issues and does not expect any remedial actions taken with respect thereto to materially adversely affect its business, operations or financial condition.


IMPACT ON INFLATION

Management believes that the Company's results of operations are not dependent upon the levels of inflation.


PLAN OF OPERATION

Management believes that it can continue to fund its operations at current revenue levels. However, management has planned an aggressive future revenue growth plan through acquisitions and increased market shares and thus, expects to complete a private placement in the second quarter of 1998 to provide additional funds for working capital, property and equipment purchases and acquisitions that compliment the Company's strategic goals and objectives. As of June 15, 1998, the Company has received $400,000 from one investor attributable to its current private placement offering. The Company has designed its private placement offering under Regulation D, exemption 4(2) of the Act to raise gross proceeds of $1.5 million with a minimum requirement of $1 million. The transaction is sold in units at $1, where each unit is equal to one share of common stock and one warrant at $1.40 per warrant. Furthermore, if the units are not registered by December 31, 1998, each holder of a unit will receive a common stock premium adjustment equal to 15% of initial investment.


ITEM 3-DESCRIPTION OF PROPERTIES

The Company operates its interactive voice response and prepaid phone cards through the following leased offices (includes the Channel locations):

    Location                                    Sq Ft          Functionality

    700 North Second Street                                   Administration/
     St. Louis, Missouri 63102                  5,910            Technical
    3775 Tosovsky Edwardsville,
     Illinois  62025                            5,605            Operating
    85 Scarsdale Road Suite 202
     Toronto, Ontario M3B2R2                    2,500         Administrative
    736 Granville Street, Suite 127
     Vancouver, British Columbia V6Z1G3           331         Administrative
        Total                                  14,346


The Company believes its facilities have generally been well maintained, are in good operating condition and are adequate for the Company's current requirements.


ITEM 4-SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
       MANAGEMENT

The following table sets forth the number of shares of the Company's Common Stock owned by each person who, as of June 1, 1998, and adjusted was known by the Company to own beneficially more than 5% of its outstanding Common Stock and the ownership of all Executive Officers and Directors of the Company, individually and as a group.



  Name and Address of            Number of Shares           Percent of Class
   Beneficial Owner             Beneficially Owned (1)

Scott A. Beil, 700 North
Second Street Third Floor,
St. Louis, Missouri 63102           5,837,012                     48.1%

Rajan Arora, 700 North
Second Street Third Floor,
St. Louis, Missouri 63102           1,987,785                     16.4%

Jeffery S. Shier, 700 North
Second Street Third Floor,
St. Louis, Missouri 63102           1,987,785                     16.4%

Anthony W. Hitt, 700 North
Second Street, Third Floor,
St. Louis, Missouri 63102           1,005,391                      8.3%

Officers and Directors as
a Group                            10,817,973                     89.2%

__________________

(1) As of June 1, 1998, the Company had outstanding 12,128,852 shares of Common Stock.


ITEM 5-DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
       PERSONS

The following table sets forth certain information concerning the directors, advisory directors and key management of the Company:


Name                   Position                                          Age
Scott A. Beil          Chairman & Chief Operating Officer/Director        29
Rajan Arora            President & Chief Executive Officer/Director       33
David B. Parks         Executive Vice President, Chief Financial
                       Officer & Corporate Secretary/Director             32
Jeffrey Shier          Executive Vice President, Sales &
                       Marketing/ Proposed Director                       36
Ronald K. Mann         Proposed Director                                  47


Scott A. Beil, Chairman and Chief Operating Officer/Director

Scott A. Beil founded One Plus Marketing, Inc., a telecommunications and voice processing company in 1991, where he has been employed since its founding. In addition to developing a unique sales and marketing approach that resulted in doubling in size every year since inception, Mr. Beil designed, built and managed the proprietary PC-based network that continues to handle the Company's call volume today.

In April 1997, the Company acquired 80% of One Plus Marketing, Inc. At that time Mr. Beil became the Company's Chairman and CEO. In the year since the acquisition, Mr. Beil has successfully recruited and led a team of professionals who will be responsible for the aggressive growth plans of the Company.

To date, Mr. Beil has personally designed the technical specifications and guided the programmers who are responsible for research and development of the Company's new, proprietary telco-grade Excel switch-based platform. With the acquisition of Channel Telecom, Mr. Beil will continue to act as Chairman and focus more intensely on the development and management of the state-of-the-art switching platform as well as other emerging technologies that will lead the Company into the next century. In addition to overseeing design, development and provision of the technology solutions that form the Company's technology infrastructure; Mr. Beil remains active in the day-to-day operations and financial aspects of the Company.

Mr. Beil earned his Bachelor of Science degree in Electrical Engineering from the University of Illinois.


Rajan Arora, President & Chief Executive Officer/Director

Rajan Arora co-founded Channel Telecom Inc., now Canada's fourth largest facility-based prepaid phone card company, in 1994. Mr. Arora has been instrumental in the development and implementation of the strategic plan that has successfully gained Channel national, and now international, attention and market share.

With the closing of the Channel Telecom Inc. acquisition, Mr. Arora became the Company's president and Chief Executive Officer and a member of the Company's Board of Directors. In this position, Mr. Arora is assisting the Company in the completion of its new strategic business plan. Mr. Arora will now oversee the implementation of the Company's aggressive plan that includes internal sales growth, growth through acquisitions and development of a significant international market for several new services.

From 1990 to 1993, Mr. Arora was Vice President of Finance for Madison Avenue Partners, Ltd., a sports and promotional marketing company. Prior to that, Mr. Arora was a Manager at the public accounting firm of Price Waterhouse in Toronto.

Mr. Arora earned his Bachelor of Arts degree in Economics and Commerce from the University of Toronto and is a member of the Institute of Chartered Accountants of Ontario.

David B. Parks, Executive Vice President, Chief Financial Officer & Corporate Secretary/Director

David B. Parks became the Company's Executive Vice President and Chief Financial Officer in January 1998. In March of 1998, Mr. Parks was elected to Corporate Secretary and Director of the Company.

Prior to joining the Company, Mr. Parks spent eight years with the public accounting firm of Arthur Andersen, LLP. As an Audit Manager, his client responsibilities included significant public company reporting.

After leaving public accounting, he held the positions of Director of Internal Audit for a Fortune 500 company and Vice President and Chief Financial Officer for a large privately held real estate holding company that was acquired by a publicly traded REIT.

Mr. Parks earned his Bachelor of Science degree in Accounting from the University of Missouri and is a Certified Public Accountant.


Jeffrey Shier, Executive Vice President, Sales & Marketing/Proposed Director

Jeff Shier co-founded Channel Telecom, Inc. with Rajan Arora in 1994. Mr. Shier's strong sales and marketing background has been integral in Channel building one of Canada's largest retail distribution networks for prepaid phone cards. Mr. Shier is expected to become a Director of the Company upon the closing of the Company's acquisition of Channel Telecom Inc.

In 1993, and prior to his involvement in Channel Telecom Inc., Mr. Shier formed Channel Sports Marketing, Inc. which has become Canada's largest supplier of high-end sports related memorabilia and collectibles. Mr. Shier's experience in the sports and entertainment memorabilia industry has crossed over to his role at Channel, and now the Company. Recently, Mr. Shier negotiated a worldwide exclusive agreement to market collectible prepaid phone cards featuring the world famous Rolling Stones.

As the Company's Executive Vice President, Sales & Marketing, Mr. Shier will continue to increase Channel's Canadian phone card market share by doubling the size of the sales organization and expanding the Company's predominantly central market presence to nationwide coverage. Mr. Shier will also play an important role in the US replication of Channel's Canadian phone card marketing success, the introduction of several emerging technology services in Canada and the Company's international expansion.

From 1988 to 1990, Mr. Shier was Director of Arbitrage at Counsel Capital Corporation in Toronto.

Mr. Shier earned his Bachelor of Arts degree in Economics from the University of Western Ontario.


Ronald K. Mann, Proposed Director

Ronald Mann is a practicing attorney in Toronto, Canada. Mr. Mann has acted as a financial consultant for Channel Telecom Inc. since its inception in 1994. Mr. Mann is expected to become a Director of the Company upon the closing of the Company's acquisition of Channel Telecom Inc.

Mr. Mann has served as a member of the Board of Directors for American Eco Corporation, a publicly traded company on the NASDAQ and TSE exchanges from October 1993 through September 1996. Mr. Mann has also been involved in investment and merchant banking throughout Canada, the United States and several international locations.

From 1987 to 1989, Mr. Mann was Assistant General Manager of Corporate Finance for the Canadian Imperial Bank of Commerce in Toronto, and Chief Financial Officer and Director of CIBC Securities, Inc., in Toronto.

Mr. Mann earned his Bachelor of Law degree from the University of Toronto.


ITEM 6-EXECUTIVE COMPENSATION

The following table sets forth certain information concerning executive compensation of the Company:


                                                    Secur-
                                                    ities
                                 Other   Res-       Under-         All
                                 Annual  tricted    lying    LTIP  Other
Name And                         Compen- Stock      Options/ Pay-  Compen-
Principal       Salary     Bonus sation  Award(s)   SARs     Outs  sation
Position   Year ($)        ($)   ($)     ($)        (#)      ($)   ($)
(a)        (b)  (c)        (d)   (e)     (f)        (g)      (h)   (i)

Scott
Beil
Chairman   1997 $42,005(1) $--    $--    ($)--      ($)--    ($)-- ($)--
and CEO    1996 $28,00     $--    $--    ($)--      ($)--    ($)-- ($)--


(1) Amount represents salary for the period from January 1 through December 31, 1997

No compensation was paid or accrued by the Company to its Executive Officers in excess of $100,000 for the years ended December 31, 1997 and 1996.

During the first quarter of 1998, the Company entered into an employment contract with Mr. Parks. The employment contract covers an annual period from January through December and may be renewed for subsequent periods. The contract provides for a minimum annual base salary in 1998 of $80,000 and $100,000 in 1999. Mr. Parks is also entitled to receive a minimum of 240,000 employee stock options to purchase the Company's common stock.
Mr. Parks' employment contract provides for a severance payment in the event of termination or non-renewal by the Company without cause equal to nine months, escalating at 1.5 months per future year employed limited to 12 months of the officer's base salary at the rate then in effect at the date of termination or non-renewal.

The Company is in the process of negotiating employment and non-compete contracts with Mr. Arora, Mr. Beil and Mr. Shier as contemplated by the Channel acquisition.

ITEM 7-CERTAIN RELATIONSHIPS AND CERTAIN TRANSACTIONS

Not Applicable.


ITEM 8-DESCRIPTION OF SECURITIES

The Company's authorized capital stock consists of 12,500,000 shares of Common Stock, $0.004 par value (the "Common Stock") traded on the NASDAQ Stock Exchange OTC Bulletin Board under the symbol HICO and 5,000,000 shares of Preferred Stock, $0.001 par value (the "Preferred Stock"). The Company's Common Stock is considered a "penny stock" as defined by the Commission. As such, Rule 15g-9 under the Exchange Act imposes additional sales practice requirements on broker-dealers selling the Company's stock.

The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Certificate of Incorporation and applicable law.


COMMON STOCK

At December 31, 1997, there were 7,931,014 and 7,923,764 shares of Common Stock issued and outstanding and held of record by approximately 350 stockholders. Each holder of Common Stock is entitled to one vote for each share held and the holders of the Company's 8% Convertible Preferred Stock are entitled to vote that number of shares of Common Stock into which their shares of Preferred Stock are convertible. Matters submitted for stockholder approval generally require a majority vote.

Holders of Common Stock are entitled to received ratably such dividends as may be declared by the Company's Board of Directors out of funds legally available therefor, provided that no dividends may be paid until all cumulated dividends have been paid on the Company's 8% Convertible Preferred Stock. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock would be entitled to share in the Company's assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted the holders of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive or other subscription rights. The shares of Common Stock are not convertible into any other security. The outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

The Company's Preferred Stock may be issued in series, and shares of each series will have such rights and preferences as are fixed by the Company's Board of Directors in the resolutions authorizing the issuance of that particular series. In designating any series of Preferred Stock, the Company's Board of Directors may, without further action by the holders of Common Stock, fix the number of shares constituting that series and fix the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including any sinking fund provisions) and the liquidation preference of the series of Preferred Stock.

At December 31, 1997, the Company had outstanding 1,144,143 shares of Preferred Stock designated as 8% Convertible Preferred Stock. Such outstanding shares have a liquidation preference of $0.80 per share, a cumulative dividend of $0.80 per share and a conversion right into Common Stock at the rate of four shares of Preferred Stock for one share of Common Stock. The outstanding shares of Preferred Stock have voting rights equivalent to the number of shares of Common Stock into which they are convertible and under some circumstances are callable by the Company at $0.85 per share.

Certain Statutory and Charter Provisions

Section 203 of the Delaware General Corporation Law ("DGCL") provides, in general, that a stockholder acquiring more than 15% of the outstanding voting shares of a corporation subject to the statute (an "Interested Stockholder") but less than 85% of such shares may not engage in certain "Business Combinations" with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (i) prior to such date the corporation's Board of Directors approved whether the Business Combination or the transaction in which the stockholder became an Interested Stockholder or (ii) the Business Combination is approved by the corporation's Board of Directors and authorized by a vote of at least two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

Section 203 of the DGCL defines the term "Business Combination" to encompass a wide variety of transactions with or caused by an Interested Stockholder in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders, including mergers, certain asset sales, certain issuances of additional shares to the Interested Stockholder, transactions with the Company which increase the proportionate interest of the Interested Stockholder or transactions in which the Interested Stockholder receives certain other benefits.

These provisions could, in addition to the FCC Rules, have the effect of delaying, deferring or preventing a change in control of the Company. The Company's stockholders, by adopting an amendment to the Certificate of Incorporation or Bylaws of the Company, may elect not to be governed by
Section 203, effective twelve months after adoption. Neither the Certificate of Incorporation nor the Bylaws of the Company currently excludes the Company from the restrictions imposed by Section 203.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Company's Common Stock is ChaseMellon Shareholder Services.

PART II


ITEM 1-MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
       COMMON EQUITY AND OTHER SHAREHOLDER MATTERS


The following table sets forth the high and low sale prices of the Common Stock as reported by NASDAQ Stock Exchange OTC Bulletin Board under the symbol HICO since April 1, 1997. The Company's Common Stock is considered a "penny stock" as defined by the Commission. As such, Rule 15g-9 under the Exchange Act imposes additional sales practice requirements on broker-dealers selling the Company's stock:


                                                     High      Low
Quarter ended June 30, 1997                          3 3/8     1 1/8
Quarter ended September 30, 1997                     2 7/16      7/8
Quarter ended December 31, 1997                      2 1/8       7/8


On March 16, 1998, the last reported sale price of Common Stock on the NASDAQ was $1.00 per share.


DIVIDENDS

The Board of Directors has not declared any cash dividends on the Company's Common Stock. The Board of Directors does not currently intend to declare any cash dividends in the foreseeable future.


ITEM 2-LEGAL PROCEEDINGS

The Company is involved in various legal proceedings incidental to the conduct of its business. Management believes that none of these legal proceedings will result in any material impact on the Company's financial condition or results of operations.


ITEM 3-CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not Applicable.

ITEM 4-RECENT SALES OF UNREGISTERED SECURITIES

Preferred Stock

During the period from June through December of 1996, the Company sold 1,051, 250 shares of 8% Convertible Preferred Stock for $841,000 to various sophisticated investors that had access to corporate information. The Preferred Stock is convertible at four shares of Preferred Stock for one share of Common Stock. In December of 1997, 12,500 shares of Preferred Stock were converted to 3,125 shares of Common Stock at an approximate market value of $3,125.

All of the Preferred Stock was all sold in transactions exempt from registration under Regulation D and Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"). The Company believes that issuance of Common Stock upon conversion of Preferred Stock was exempt from registration under Section 4(2) of the 1933 Act.

Common Stock

Effective April 1, 1997, the Company issued 5,837,503 shares of Common Stock to Scott A. Beil in exchange for an 80% interest in One Plus Marketing, Inc.

In 1997, the Company issued 17,500 shares of Common Stock with an approximate fair market value of $21,719 to one individual in lieu of compensation for investor relations services rendered. In 1996, the Company issued 832,072 shares of Common Stock with an approximate fair market value of $1,178,713 to various individuals in lieu of compensation for professional services rendered. In 1995, the Company issued 13,302 shares of Common Stock with an undeterminable fair market value to various individuals in lieu of compensation for professional services rendered.

In 1997, options to purchase 125 shares of Common Stock were exercised by an individual at $0.40 per share.

The Company believes that the above mentioned issuances of Common Stock were exempt from registration under Section 4(2) of the 1933 Act.

ITEM 5-INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Certificate of Incorporation provides that to the fullest extent permitted by Delaware law, a Director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a Director. Under current Delaware law, liability of a Director may not be limited (i) for any breach of the Director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions by the Director not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases; and (iv) for any transaction from which the Director derives an improper personal benefit. The effect of this provision of the Company's Certificate of Incorporation is to limit or eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a Director for breach of the fiduciary duty of care as a Director including breaches resulting from negligent or grossly negligent behavior) except in those circumstances described in clauses (I) through (iv) above.
This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or recession in the event of a breach of a Director's duty of care. In addition, The
Company's Certificate of Incorporation and Bylaws provide that the Company shall indemnify its Directors, Officers, employees and agents to the fullest extent permitted by Delaware law.

The Company's Bylaws provide that the Company shall indemnify its Officers and Directors to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. The Company intends to obtain Director and Officer ("D&O") liability insurance with respect to liabilities arising out of certain matters, including matters arising under the 1933 Act.

At present, there is no pending litigation or proceeding involving any Officer or Director, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.


FINANCIAL STATEMENTS



            REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




To the Board of Directors of HitCom Corporation:


We have audited the accompanying consolidated balance sheet of HitCom Corporation (a Delaware corporation) and subsidiaries as of December 31, 1997, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the nine-month period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HitCom Corporation and subsidiaries as of December 31, 1997, and the results of their operations and their cash flows for the nine-month period ended
December 31, 1997, in accordance with generally accepted accounting principles.







/s/ MOORE STEPHENS SMITH WALLACE LLC

St. Louis, Missouri
February 17, 1998

                            HITCOM CORPORATION
                               ___________

              CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 1997


                                 ASSETS


                                                          December 31, 1997
Current assets:
  Cash and cash equivalents . . . . . . . . . . . . . . . . . . .  $188,800
  Accounts receivable-net of allowance
   for doubtful accounts of $6,949  . . . . . . . . . . . . . . .   110,066
  Prepaid expenses and other . . . . . . . . . . . . . . . . . . . .  6,162
  Total current assets. . . . . . . . . . . . . . . . . . . . . . . 305,028
  Property and equipment-net . . . . . . . . . . . . . . . . . . .  336,967
  Other assets. . . . . . . . . . . . . . . . . . . . . . . . . . .  52,473

                         Total . . . . . . . . . . . . . . . . . . $694,468


                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


                                                          December 31, 1997
Current liabilities:

  Revolving line of credit  . . . . . . . . . . . . . . . . . . .  $100,000
  Current portion of long-term obligations . . . . . . . . . . . .   59,766
  Accounts payable and accrued expenses . . . . . . . . . . . . . . 678,898
  Deferred revenue . . . . . . . . . . . . . . . . . . . . . . . .  429,362
           Total current liabilities. . . . . . . . . . . . . . . 1,268,026


Long-term obligations, less current portion . . . . . . . . . . . .  14,658


Commitments and contingencies


Minority interest. . . . . . . . . . . . . . . . . . . . . . . . .  166,107


Stockholders' equity (deficit):
  Preferred stock, $.001 par value-5,000,000 authorized;
  	1,144,143 issued and outstanding  . . . . . . . . . . . . . . . .  1,144
  Common stock, $.004 par value-12,500,000 authorized;
   7,931,014 issued; 7,923,764 outstanding . . .	. . . . . . . . . . 31,724
  Additional paid in capital. . . . . . . . . . . . . . . . . . .(1,139,904)
  Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . 372,509
  Treasury stock-at cost . . . . . . . . . . . . . . . . . . . . .  (19,796)
  Total stockholders' equity (deficit). . . . . . . . . . . . . .  (754,323)

               Total. . . . . . . . . . . . . . . . . . . . . . .  $694,468



             See accompanying notes to financial statements.


                          HITCOM CORPORATION
                              ___________

         CONSOLIDATED STATEMENT OF OPERATIONS FOR THE NINE-MONTH
                    PERIOD ENDED DECEMBER 31, 1997





                                                   For the Nine-month Period
                                                    Ended December 31, 1997
Net revenues . . . . . . . . . . . . . . . . . . . . . . . . . . $2,732,377
Costs and expenses:
  Cost of sales . . . . . . . . . . . . . . . . . . . . . . . . . 1,440,524
  Selling, general and administrative. . . . . . . . . . . . . .  1,242,901
  Total costs and expenses . . . . . . . . . . . . . . . . . . .  2,683,425
Operating income . . . . . . . . . . . . . . . . . . . . . . . .     48,952
Other expense-net . . . . . . . . . . . . . . . . . . . . . . . .    55,041
Loss before income tax benefit and minority interest. . . . . . . .  (6,089)
Tax benefit . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  (885)
Loss before minority interest. . . . . . . . . . . . . . . . . . . . (5,204)
Minority interest . . . . . . . . . . . . . . . . . . . . . . . . .  64,257
Net loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ($69,461)


Basic loss per share. . . . . . . . . . . . . . . . . . . . . . . .  $(0.01)


Weighted average number of common shares outstanding . . .	. . . . 7,921,458



See accompanying notes to financial statements.




                             HITCOM CORPORATION
                                ___________

          CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
            FOR THE NINE-MONTH PERIOD ENDED DECEMBER 31, 1997


                  Pre-
                  ferred         Common
                  Stock          Stock

                  Shares         Amount          Shares            Amount

Balance,
March
31,
1997. . . .           --          $  --             100            $   --

Issuance
of
common
stock in
stock
acquisi-
tion. . .             --             --        5,837,503           23,350

Re-
capital-
ization
ad-
justment. .           --             --             (100)              --

Acquired
deficit
in stock
acquisi-
tion. . .      1,072,543          1,073         2,074,537           8,298

Preferred
stock
converted
to common
stock. . . .     (12,500)          (13)             3,125              13

Preferred
stock
dividends. .      84,100            84                 --              --

Common
stock
issued. . .           --            --             17,500              70

Common
stock
cancelled. .          --            --             (1,776)             (7)

Stock
options
exer-
cized. .              --            --                125               --

Re-
purchase
of
common
stock. . . .          --            --                 --               --

Net
loss. . .             --            --                 --               --

Balance
Dec-
ember
31,
1997. . .      1,144,143         $1,144         7,931,014           $31,724




(continued)


                 Additional        Retained
                 Paid in           Earnings/        Treasury
                         Capital      (Deficit)       Stock          Total
Balance
March 31,
1997. . . . .                $--      $509,250          $--       $509,250

Issuance
of
common
stock in
acquisi-
tion. . . . . .          (23,350)           --           --             --

Re-
capital-
ization
ad-
justment. . . .               --            --           --             --

Acquired
deficit
in stock
acquisi-
tion. . . . . .       (1,205,399)           --      (10,084)    (1,206,112)

Preferred
stock
converted
to common
stock. . . . . .              --            --           --             --

Preferred
stock
dividends. . . .          67,196       (67,280)          --             --

Common
stock
issued. . . . .           21,649            --           --         21,719

Common
stock
cancelled. . . .              --            --           --            (7)

Stock
options
exer-
cized. . . . . .              --            --           --            --

Re-
purchase
of
common
stock. . . . . .              --            --       (9,712)       (9,712)

Net
loss. . . . . . .             --       (69,461)          --       (69,461)

Balance
December
31,
1997. . . . . . .    ($1,139,904)     $372,509     ($19,796)     ($754,323)


               See accompanying notes to financial statements.


                               HITCOM CORPORATION
                                   ___________

            CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE NINE-MONTH
                          PERIOD ENDED DECEMBER 31, 1997


                                                             For the Nine-
                                                             month Period-
                                                                ended
                                                             December 31,
                                                                 1997
Cash flows from operating activities:
  Net loss . . . . . . . . . . . . . . . . . . . . . . .      ($69,461)
  Adjustments to reconcile net loss to net cash used in operating activities:

    Depreciation and amortization . . . . . . . . . . . .       57,487
    Minority interest in earnings of
     subsidiaries . .	. . . . . . . . . . . . . . . . . .       64,257
    Deferred tax benefit. . . . . . . . . . . . . . . . .         (885)
    Changes in assets and liabilities:
      Accounts receivable-net . . . . . . . . . . . . . .      130,002
      Prepaid expenses and other . . . . . . . . . . . . .        (190)
      Other assets . . . . . . . . . . . . . . . . . . . .     (25,513)
      Accounts payable and accrued expenses .	. . . . . .     (672,295)
      Deferred revenue. . . . . . . . . . . . . . . . . . .     (4,750)
        Net cash used in operating activities. . . .	. . . .  (521,348)


Cash flows used in investing activities:
  Purchases of property and equipment . . . . . . . . . . . .  (43,430)
  Cash acquired in reverse acquisition . . . . . . . . . . . .   1,052
    Net cash used in investing activities . . . .	. . . . . . .(42,378)


Cash flows used in financing activities:
  Payments on capital leases. . . . . . . . . . . . . . . . .   (1,961)
  Purchase of stock for treasury . . . . . . . . . . . . . .    (9,712)
  Common stock canceled . . . . . . . . . . . . . . . . . . .       (7)
    Net cash used in financing activities . . . .	. . . . . .  (11,680)

Net decrease in cash and cash equivalent. . . . . . . . . . . (575,406)

Cash and cash equivalents:
Beginning of period. . . . . . . . . . . . . . . . . . . .     764,206
End of period . . . . . . . . . . . . . . . . . . . . . . .   $188,800


Supplemental cash flow disclosures:
Cash paid for interest during the period . . . . . . . . . .   $10,276
Cash paid for taxes during the period . . . . . . . . . . .    $     0


Property and equipment acquired under a capital lease amounted to $15,035. During the nine-month period ended December 31, 1997, 17,500 shares of common stock were issued in exchange for services valued at $21,719.


               See accompanying notes to financial statements.

                             HITCOM CORPORATION
                                ___________

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             DECEMBER 31, 1997

1. Organization and Description of Business

   HitCom Corporation ("the Company") was incorporated under the laws of the state of Delaware in 1982. Prior to March 31, 1997, the Company's primary operations were Internet marketing services. With the acquisition of 80% of One Plus Marketing, Inc. on April 1, 1997, (see Note 3), the Company became a facility-based telecommunications company that provides enhanced communication products and services to businesses and customers. The Company's customers are located within North America without a significant geographic concentration.


2. Significant Accounting Policies

   Basis of Presentation
   The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles. The consolidated financial statements include the Company and its wholly-owned and majority-owned subsidiaries. Intercompany balances and transactions have been eliminated.

   Use of Estimates
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   For purposes of the statement of cash flows, the Company considers all highly liquid investment securities purchased with an original maturity date of three months or less to be cash equivalents. At times, cash balances held at financial institutions were in excess of FDIC insurance limits. The Company believes that no significant concentration of credit risk exists with respect to these cash investments.

   Property and Equipment
   Property and equipment is stated at cost. Depreciation and amortization is computed using the straight-line method over estimated useful lives ranging from five to ten years.

   Revenue Recognition
   The Company generally requires its customers to establish a minimum account balance prior to receiving services. The Company recognizes revenue as services are rendered. Account balances in excess of services rendered are recorded as deferred revenue. Account balances without activity for 180 days are recorded to revenue.

2. Significant Accounting Policies - Continued

   Income Taxes
   The Company has implemented the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes."
   SFAS No. 109 utilizes an asset and liability approach and deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws.

   In accordance with the provisions of SFAS No. 109, a valuation allowance should be recognized if it is more likely than not that some portion or all of a deferred tax asset will not be realized.

   Earnings/Loss Per Common Share
   The Company has implemented the provisions of SFAS No. 128, "Earnings per Share." SFAS No. 128 simplifies the computation of earnings per share ("EPS") by replacing the presentation of primary EPS with a presentation of basic EPS. Basic EPS is calculated by dividing income or loss available to common stockholders by the weighted average number of common shares outstanding during the period. Options, warrants, and other potentially dilutive securities are excluded from the calculation of basic EPS.
   Diluted EPS includes the options, warrants and other potentially dilutive securities that are excluded from basic EPS.

  The Company has options and warrants on 95,950 shares of common stock and preferred stock convertible into 349,111 shares of common stock. Diluted EPS has not been presented as the effects of the options, warrants and convertible preferred stock are antidilutive.

  Impairment of Long Lived Assets
  The Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long lived assets may warrant revision or that the remaining balance of an asset may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. In the opinion of management, no such impairment exists at December 31, 1997.

  Software Development Costs
  All internal costs of computer software development related to the Company's systems are expensed as incurred.



2. Significant Accounting Policies - Continued

   Fair Values of Financial Instruments
   Management believes that the carrying values of all financial instruments approximate their fair values.

   Stock-Based Compensation Plans
   The Company adopted SFAS No. 123, "Accounting for Stock-Based
   Compensation," on January 1, 1996, for financial note disclosure purposes and will continue to apply the intrinsic value method of Accounting Principles Board Opinion No. 25 for financial reporting purposes. See
   Note 8 Stockholders' Equity (Deficit).

   New Authoritative Accounting Pronouncements
   The Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Earlier application is permitted. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company is in the process of determining its preferred format. The adoption of SFAS No. 130 will have no impact on the Company's results of operations, financial position or cash flows.

   The FASB has issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 changes how operating segments are reported in annual financial statements and requires the reporting of selected information about operating segments in interim financial reports issued to stockholders. SFAS No. 131 is effective for periods beginning after December 15, 1997, and comparative information for earlier years is to be restated. SFAS No. 131 need not be applied to interim financial statements in the initial year of its application. The Company is in the process of evaluating the disclosure requirements. The adoption of SFAS No. 131 will have no impact on the Company's results of operations, financial position or cash flows.

3. Acquisition

   Effective April 1, 1997, the Company acquired 80% of the outstanding common stock of One Plus Marketing, Inc. ("One Plus") for 5,837,503 shares of the Company's common stock. For accounting purposes, the acquisition has been treated as a recapitalization of One Plus with One Plus as the acquiror in accordance with APB No. 16 "Business Combinations." Under the provisions of APB No. 16, the Company's assets and liabilities were adjusted to fair value. A summary of net liabilities assumed is as follows:

      Assets acquired:

      Cash                               $1,052
      Account receivable-net                578
      Prepaid expenses and other            972
      Property and equipment             87,123
      Other assets                        4,123
                                         93,848

      Liabilities assumed:

      Debt obligations                  149,000
      Accounts payable and accrued
       expenses                       1,150,960
                                      1,299,960
      Net liabilities assumed        $1,206,112




4. Property and Equipment

   Property and equipment consists of the following:

      Computers and electronic equipment     $374,571
      Software                                 20,247
      Furniture and fixtures                   62,627
          Total                               457,445
       Accumulated depreciation and
        amortization                         (120,478)
          Net property and equipment         $336,967



5. Revolving Credit Arrangement

   The Company has a $100,000 secured revolving credit arrangement with a bank that bears interest at the bank's prime rate plus one percent (prime was 8.5% at December 31, 1997) and expires on April 24, 1998. The Company has pledged its assets as security for the existing indebtedness. At December 31, 1997, the entire credit arrangement available has been used by the Company. Interest due has been accrued for the revolving credit arrangement and reflected on the accompanying balance sheet within accounts payable and accrued expenses.

6. Notes Payable

   The Company has several notes payable ranging in principal values from $1,000 to $15,000 to former employees and related parties. These notes are unsecured with interest rates ranging from prime (8.5% at December 31, 1997) plus one percent to 12 percent. Interest due has been accrued for the notes payable and reflected on the accompanying balance sheet within accounts payable and accrued expenses. The following reflects the aggregate future maturities of notes payable at December 31, 1997:

   Year Ended December 31, 			                  Amount

   1998 						                                  $49,000

7. Accounts Payable and Accrued Expenses

   Accounts payable and accrued expenses comprised the following at December 31, 1997:


                                                 Amount
   Accounts payable                              $413,023
   Employee-related expenses                      108,692
   Professional fees                               75,000
   Interest                                        22,821
   Other                                           59,362
                                                 $678,898




8. Stockholders' Equity (Deficit)

   Preferred Stock

   In May 1996, the Company's stockholders approved an amendment and restatement of the certificate of incorporation that authorized the future issuance of 1,500,000 shares of 8% convertible preferred stock (the "Preferred Stock"), $.001 par value, with rights and preferences to be determined by the Company's Board of Directors. The Preferred Stock is convertible at four shares of the Preferred Stock for one share of common stock. The Preferred Stock is entitled to an $0.80 liquidation preference subject to certain adjustments that coincide with the conversion price. The Preferred Stock accrues dividends at 8% per annum and may be paid in cash or like kind. Like kind dividends of 84,100 preferred shares were declared and paid in 1997 and are reflected in the accompanying statement of stockholders' equity (deficit).

   During 1997, 12,500 shares of the Preferred Stock were converted to 3,125 shares of common stock and are reflected in the accompanying statement of stockholders' equity (deficit).

   Common Stock

   On January 20, 1997, the Board of Directors of the Company authorized a four-for-one reverse stock split. The split was effected by distributing one share of new common stock for every four shares of old common stock outstanding. All shares of old common stock were canceled. All share data was retroactively adjusted. Cash was paid in lieu of fractional shares.

   Common Stock Disputed

   The Company is vigorously disputing 150,000 shares of common stock (the "Disputed Shares") held by a former officer and director of the Company. The Company asserts that the former officer and director was erroneously issued the Disputed Shares without appropriately fulfilling the conditions for issuance of the Disputed Shares. As a result of repeated unsuccessful attempts to recover the Disputed Shares, the Company has demanded that the former officer and director immediately return the Disputed Shares. Management believes that the Disputed Shares will be ultimately returned and canceled without a material affect on the financial position of the Company. The Company has not reflected the Disputed Shares as issued or outstanding in the accompanying financial statements.


8. Stockholders' Equity (Deficit) - Continued

   Stock Option Plans

   The Company has various stock option agreements that allow eligible employees, directors and consultants of the Company to purchase the Company's common stock at fair market value at the date the option is granted. Options are granted at the discretion of senior management and the Board of Directors and generally vest over periods ranging from one to four years. The options expire up to ten years from the date the option is granted.

   The following table summarizes stock option activity from April 1 through December 31, 1997, under the Company's plans:


                                              Number of     Option price
                                               shares        per share

    Outstanding, March 31, 1997                45,825        $.40 -- $2.00
    Exercised                                   (125)                  .40
    Forfeited                                      --                   --
    Granted                                        --                   --
    Outstanding, December 31, 1997              45,700       $.40 -- $2.00

   No dividends have been declared or paid relating to common stock during 1997.

   Stock Options Disputed

   The Company is vigorously disputing options to purchase 625,000 shares of its common stock (the "Disputed Stock Options") held by a former officer and director of the Company. The Company asserts that the former officer and director's Disputed Stock Options are invalid because the Disputed Stock Options were not properly approved by the Company's Board of Directors and certain conditions were not fulfilled. The Company considers the Disputed Stock Options invalid and believes the matter will be resolved without a material affect on the financial position of the Company. The Company has not reflected the Disputed Stock Options as outstanding in the table above or in the accompanying financial statements.

   Warrants

   The Company has issued warrants to purchase 52,500 shares of its common stock at $.88 per share to the Company's investment banking firm. The warrants were issued at fair value and expire two years after the date of issue.




8. Stockholders' Equity (Deficit) - Continued

   Treasury Stock

   During 1997, the Company repurchased 5,250 common stock shares on the open market at prices ranging from $1.69 to $1.88 per share. At December 31, 1997, the Company holds in treasury stock 7,250 shares of common stock and is reflected in the accompanying statement of stockholders' equity.


9. Commitments and Contingencies

   Operating Leases

  The Company leases certain equipment and facilities under operating leases through June 2000. At December 31, 1997, future minimum annual payments under non-cancelable leases are as follows:

                 1998                                  $92,328
                 1999                                   80,084
                 2000                                   28,735
	                   Total minimum lease payments      $201,147

   Included in the minimum lease payments for 1998 and 1999 are amounts due to the majority stockholder of $30,000 and $22,500, respectively.

   Rent expense was $60,076 for the nine-month period from April 1 through December 31, 1997, including $14,180 to the majority stockholder for office facilities.

9. Commitments and Contingencies - Continued

   Capital Leases

   The Company leases certain property and equipment with lease terms through August 2000. Obligations under capital leases have been recorded in the accompanying financial statements at the present value of future minimum lease payments, discounted at interest rates ranging from 8% to 10.25%. The capitalized cost of $31,788 less accumulated depreciation of $6,035 in 1997, is included in property and equipment in the accompanying financial statements. Depreciation expense for this equipment for the nine-months ended December 31, 1997, was $4,423.

   Obligations under capital leases consist of the following:


                                        1997
    Total                               $25,424
    Less current maturities              10,766
    Long-term portion                   $14,658


   The future minimum lease payments under the capital leases and the net present value of the future minimum lease payments are as follows:

    Year Ended December 31,                   			Amount

        1998                                     $13,122
        1999                                      10,560
        2000                                       5,309
         Total minimum lease payments			          28,991
         Less amount representing interest		       3,567
         Present value of minimum lease payments	$25,424


   Legal Proceedings

   The Company is involved in various legal proceedings incidental to the conduct of its business. Management believes that none of these legal proceedings will result in any material impact on the Company's financial condition or results of operations.

10. Income Taxes

   The tax benefit for income taxes consists of the following at December 31, 1997:


     Current:
     Federal income tax               $ --
     State income tax                   --
                                        --
     Deferred                         (885)
        Total                        ($885)


   The net deferred tax asset consists of the following:

     Gross assets                       $617,534
     Gross liabilities                  (112,481)
     Gross deferred tax asset            505,053
     Less: valuation allowance          (504,168)
     Net deferred tax asset                 $885




   The tax effect of significant temporary differences representing deferred tax assets and liabilities are as follows:

     Net operating loss carryforward      $575,466
     Other                                 (70,413)
       Total                              $505,053



   The provision for taxes on income as reported differs from the tax provision computed by applying the statutory federal income tax rate of 34% as follows:

     Federal income tax benefit on loss at
      statutory rate of 34%                           ($2,070)
     State tax benefit, net of federal benefit           (241)
     Other                                              1,426
     Income tax benefit                                 ($885)


   As part of the Acquisition (discussed in Note 3), the Company purchased net operating loss carryforwards of approximately $1,693,000. These net operating loss carryforwards are restricted by certain Internal Revenue Code sections and regulations and expire through 2012.

13. Subsequent Event (unaudited)

    On February 18, 1998, the Company announced the signing of a definitive agreement to acquire 100% of the outstanding shares of Channel Telecom Inc., ("Channel") headquartered in Toronto, Canada. Channel is the fourth largest facility-based provider of prepaid calling cards in Canada. The transaction had been approved by the Company's Board of Directors and is expected to be ratified at the Company's Annual Meeting of Shareholders.

    Under the terms of the agreement, the Company will exchange approximately
    3.8 million shares, adjusted for certain events, of Company common stock and $175,000 in cash for all of Channel's outstanding shares. The effective date of the transaction will be January 1, 1998




           REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To The Board of Directors of One Plus Marketing, Inc.:


We have audited the accompanying statements of income, stockholder's equity and cash flows of One Plus Marketing, Inc. (an Illinois corporation) for the three-month period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of One Plus Marketing, Inc. for the three-month period ended March 31, 1997, in accordance with generally accepted accounting principles.





/s/ MOORE STEPHENS SMITH WALLACE LLC

St. Louis, Missouri
February 6, 1998



                         ONE PLUS MARKETING, INC.
                               ___________

          STATEMENT OF INCOME FOR THE THREE-MONTH PERIOD ENDED
                             MARCH 31, 1997

                                                                For the
                                                              Three-month
                                                              Period Ended
                                                             March 31, 1997

Net revenues. . . . . . . . . . . . . . . . . . . . . . . . . . $ 835,790
Costs and expenses:
  Cost of sales. . . . . . . . . . . . . . . . . . . . . . . .    528,834
  Selling, general and administrative	. . . . . . . . . . . . .   175,349
     Total costs and expenses	. . . . . . . . . . . . . . . . . . 704,183
Operating income . . . . . . . . . . . . . . . . . . . . . . .    131,607
Other income-net . . . . . . . . . . . . . . . . . . . . . . . .    4,475
Net income . . . . . . . . . . . . . . . . . . . . . . . . . . .$ 136,082

Earnings per share. . . . . . . . . . . . . . . . . . . . . . . $1,360.82

Weighted average number of common and common
 equivalent shares outstanding . . . . . . . . . . . . . . . . .      100


               See accompanying notes to financial statements.




                          ONE PLUS MARKETING, INC.
                                ___________

           STATEMENT OF STOCKHOLDER'S EQUITY FOR THE THREE-MONTH
                        PERIOD ENDED MARCH 31, 1997



                                 Common Stock

                                                  Retained
                         Shares       Amount      Earnings         Total
Balance, December
31, 1996                   100        $  --       $467,592         $467,592

Stockholder
distribution                --           --        (94,424)         (94,424)

Net income                  --           --        136,082          136,082

Balance, March
31, 1997                   100           --       $509,250         $509,250




             See accompanying notes to financial statements.


                         ONE PLUS MARKETING, INC.
                              ___________

        STATEMENT OF CASH FLOWS FOR THE THREE-MONTH PERIOD ENDED
                             MARCH 31, 1997

                                                               For the
                                                             Three-month
                                                             Period-ended
                                                            March 31, 1997
Cash flows from operating activities:
  Net income. . . . . . . . . . . . . . . . . . . . . . . . .    $136,082
  Adjustments to reconcile net income to
      net cash provided by operating activities:
    Depreciation and amortization. . . . . . . . . . . . . .       13,107
    Changes in assets and liabilities
      Accounts receivable, net. . . . . . . . . . . . . . .      (210,866)
      Prepaid expenses and other . . . . . . . . . .  . . .        40,090
      Accounts payable and accrued expenses .	. . . . . . . . .   404,490
      Deferred revenue. . . . . . . . . . . . . . . . . . . . .    82,191
        Net cash provided by operating activities	. . . . . . .   465,094

Cash flows used in investing activities:
  Purchases of property and equipment. . . . . . . . . . . . .    (33,053)

Cash flows used in financing activities:
  Shareholder distributions. . . . . . . . . . . . . . . . . . .  (94,424)

Net increase in cash and cash equivalents. . . . . . . . . . . .  337,617

Cash and cash equivalents:
Beginning of period . . . . . . . . . . . . . . . . . . . . . . . 426,589
End of period . . . . . . . . . . . . . . . . . . . . . . . . .  $764,206


Supplemental cash flow disclosures:
Cash paid for interest during the period. . . . . . . . . . . .  $   0
Cash paid for taxes during the period. . . . . . . . . . . . .   $   0


              See accompanying notes to financial statements.


                        ONE PLUS MARKETING, INC.
                             ___________

              NOTES TO FINANCIAL STATEMENTS MARCH 31, 1997

1. Organization and Description of Business

   One Plus Marketing, Inc. ("the Company") was incorporated under the laws of the state of Illinois in 1991. The Company designs and markets interactive voice response and voice processing systems. The Company's customers are located within North America without a significant geographic concentration.


2. Summary of Significant Accounting Policies

   Basis of Presentation
   The Company's financial statements have been prepared in accordance with generally accepted accounting principles.

   Use of Estimates
   Preparation of financial statements in accordance with generally accepted accounting principles requires, among other things, the use of management's estimates and assumptions which affect the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   For purposes of the statement of cash flows, the Company considers all highly liquid investment securities purchased with an original maturity date of three months or less to be cash equivalents.

   Revenue Recognition
   The Company generally requires its customer to establish a minimum account balance prior to receiving voice mail service. The Company recognizes revenue as service is rendered. Account balances not used are recorded as deferred revenue. Account balances without activity for 180 days are recorded to revenue.

   Income Taxes
   The Company's stockholder has elected to be treated as an "S" Corporation under provisions of the Internal Revenue Code which provides that, in lieu of corporation income taxes, the stockholder is taxed for the Company's taxable income. Therefore, no provision or liability for federal and state income taxes is reflected in these financial statements.

   The unaudited pro forma results if the Company had been a "C" Corporation for the three-month period ended March 31, 1997, would result in a tax provision with an effective rate of 40% and an amount of $54,433. Earnings per share would have decreased by $544.33 per share.



                         ONE PLUS MARKETING, INC.
                              ___________

                NOTES TO FINANCIAL STATEMENTS - CONTINUED
                             MARCH 31, 1997

2. Summary of Significant Accounting Policies - Continued

   Depreciation and Amortization
   Depreciation and amortization is computed based on the straight-line method over estimated useful lives ranging from five to seven years.

3. Related Party Transactions

   In the normal course of conducting business, the Company has entered into transactions with various individuals and companies who are related parties.

4. Leases

   The Company leases its facilities from the stockholder under an operating lease through September 30, 1999, with certain renewal options. At March 31, 1997, future minimum annual payments under non-cancelable leases are as follows:

                1997                                $13,500
                1998                                 30,000
                1999                                 22,500
                 	Total minimum lease payments      $66,000

   Rent expense for the period from January 1 through March 31, 1997 was $7,044.


5. Subsequent Event

   Majority Exchange of Common Stock

   Effective April 1, 1997, the Company exchanged 80% of the voting stock of One Plus Marketing, Inc. (the "Exchange") with HitCom Corporation for 5,837,503 common shares of HitCom Corporation, a publicly traded company on the NASDAQ OTC Bulletin Board. The remaining 20% minority ownership interest is being retained by the predecessor owner of One Plus Marketing, Inc. Effective with the closing One Plus Marketing, Inc.'s minority interest owner will become the Chairman of HitCom Corporation.



                       ONE PLUS MARKETING, INC.
                            ___________

                NOTES TO FINANCIAL STATEMENTS - CONTINUED
                          MARCH 31, 1997

5. Subsequent Event - Continued

   Recapitalization of Equity

   The Exchange is being treated as a reverse acquisition in accordance with
   Accounting Principles Board Opinion No. 16 "Business Combinations."   As
   part of the reverse acquisition, the Company is being treated as the accounting acquiror. As such, the accounting acquiror's historical stockholder's equity prior to the Exchange will be retroactively restated for the equivalent number of shares received in the transaction with any difference between par value of the issuer's and acquiror's stock recorded with an offset to additional paid in capital.



                                                      CHANNEL TELECOM INC.





                                          CONSOLIDATED FINANCIAL STATEMENTS



                                                         DECEMBER 31, 1997






                                                           AUDITOR'S REPORT







To the Directors of:
Channel Telecom Inc.

I have audited the consolidated balance sheet of Channel Telecom Inc. as at December 31, 1997 and the consolidated statements of income and deficit, and changes in financial position for the nine months then ended.
These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1997 and the results of its operations and the changes in its financial position for the nine months then ended in accordance with generally accepted accounting principles.


Etobicoke, Ontario						                                 /s/SILVANO BOATTO
February 5, 1998	                                       CHARTERED ACCOUNTANT



                                                   CONSOLIDATED BALANCE SHEET
                                     (Incorporated under the laws of Ontario)

                                                      AS AT DECEMBER 31, 1997
                                      (AMOUNTS EXPRESSED IN CANADIAN DOLLARS)

                                   ASSETS
                                               	    December        	March
	                                                   31, 1997	        31, 1997

CURRENT
  Cash 		                                           $	64,430		        $	8,267
 	Term deposit 			                                    10,000			        10,000
  Accounts receivable, less allowance of
   $52,660 for doubtful accounts
   (March 31, 1997 - $42,660 )			                    321,605		        171,438
  Inventory			                                        14,632			         8,850
  Prepaid expenses and sundry assets			                3,865		          5,936
  Loans receivable, related parties (Note 4)			       10,333    		     10,488
                                                   		424,865         	214,979

Investment in and advances to affiliated
 companies (Note 5)	                                  39,551         		39,688
Capital assets (Note 6)			                            45,175         		27,537
	                                                  $	509,591		      $ 282,204


                                   LIABILITIES
CURRENT
  Bank loan (Note 7)		                               $ 7,592	         $ 7,592
  Accounts payable and accrued liabilities			        540,098			       298,540
  Loans payable, related parties (Note 8)			           7,963		         18,130

	                                                   	555,653			       324,262
  Bank loan (Note 7)			                                8,777			        14,471

                                                   		564,430        		338,733

                               SHAREHOLDERS' EQUITY
Capital stock (Note 9)		                                 	20		            	20
Deficit 			                                          (54,859)      			(56,549)

                                                    	(54,839)			      (56,529)
	                                                  $	509,591		      $ 282,204



                       See Accompanying Notes


                                 CONSOLIDATED STATEMENT OF INCOME AND DEFICIT
                                  FOR THE NINE MONTHS ENDED DECEMBER 31, 1997
                                    (AMOUNTS EXPRESSED IN CANADIAN DOLLARS)

                                              NINE MONTHS		        YEAR
                                              ENDED                ENDED
                                              DECEMBER 31	         MARCH 31
	                                             1997	                1997

REVENUE
  Sales 	                                     $	1,770,278		      $1,318,672
  Less: discounts and returns			                  610,860			        435,480
                                                1,159,418		         883,192

COST OF GOODS
  Long distance services			                       797,829			        583,747
  Cost of cards			                                 49,606			         61,531

			                                               847,435           645,278

GROSS PROFIT			                                   311,983			        237,914

EXPENSES
  Salesmen commissions and expenses			            104,103		         	65,114
  Administration fees (Note 10(a))			              42,500         			60,000
  Management fees  (Note 10(b))		                      	-		         	20,500
  Salaries and benefits			                         51,418              			-
  Advertising			                                    5,563	          		2,280
  Amortization			                                   6,440	          		6,116
  Bad debt		                                      	11,242			         45,313
  Bank charges and interest			                      1,169			            516
  Brand development costs			                        4,826			         10,692
  Business taxes			                                 2,047			          1,765
  Insurance			                                      1,677			              -
 	Loan Interest			                                    980			          1,187
	 Office and general			                            17,405	          		3,928
  Printing			                                       8,855			         20,364
  Professional fees			                             17,293	         		11,393
  Rent			                                          14,680		          	4,732
  Telephone			                                      6,873			          3,709
  Travel and trade shows			                        13,085		          	7,708
  Share of loss from affiliated company (Note 5)			   137		           5,332
  Interest income			                                    -           			(570)

                                             					310,293		        	270,079

Net income (loss)					                              1,690		        	(32,165)
Deficit, beginning of period	                   		(56,549)       			(24,384)

Deficit, end of period		                              $	(54,859)		$ (56,549)

                           See Accompanying Notes

                       CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
                                   FOR THE NINE MONTHS ENDED DECEMBER 31, 1997
                                       (AMOUNTS EXPRESSED IN CANADIAN DOLLARS)

                                                  NINE MONTHS	       YEAR
	                                                 ENDED	             ENDED
                                                 	DECEMBER 31	       MARCH 31
	                                                 1997	              1997

OPERATING ACTIVITIES
	Cash provided by operations
  	Net loss		                                     $	1,690		       $	(32,165)
  	Add (deduct): charges to income
    not involving cash
	   	Amortization			                                6,440          			6,116
	    Share of loss from affiliated company			         137		           5,332

                                                    8,267			        (20,717)

	  Net change in non-cash working capital
 	  (Increase) in accounts receivable			         (150,167)       		(116,563)
   	(Increase) decrease in inventory			            (5,782)		            350
	   (Increase) decrease in prepaid expenses and
	     sundry assets		                               2,071			         (3,961)
   	Increase (decrease) in accounts payable 			   241,558         		 197,44

                                                			95,947			         56,553

FINANCING ACTIVITIES
  	Loans receivable/payable, related parties			   (10,012)	          13,977
  	Repayment of bank loan			                       (5,694)			        (8,303)

			                                              	(15,706)			         5,674


INVESTING ACTIVITIES
	  Additions to capital assets			                 (24,078)			        (9,762)
  	Investment in affiliated companies			                -             		(20)
	  Advances to affiliated company			                    -        			(45,000)

                                              				(24,078)	       		(54,782)

Increase in cash			                                56,163          			7,445
Cash, beginning of period		                       	18,267			         10,822

Cash, end of period	                            	$	74,430	        	$	18,267

       For the purposes of this statement, Cash includes term deposits

                          See Accompanying Note

                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   FOR THE NINE MONTHS ENDED DECEMBER 31, 1997
                                       (AMOUNTS EXPRESSED IN CANADIAN DOLLARS)

1.	NATURE OF BUSINESS
  	The company is in the business of developing and marketing prepaid phone cards which provide the cardholder access to long distance service.

2.	SALE OF SHARES
  	On January 1, 1998, pursuant to a purchase and sale agreement, the shareholders of the company have sold their shares in Channel Telecom Inc. to Hitcom Corporation for proceeds of cash and common shares of Hitcom Corporation. Accordingly, Channel Telecom Inc. will change its year end to December 31, to coincide with the year end of Hitcom Corporation.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
  	These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.
   Management believes that the financial statements presented would not materially differ had they been prepared under United States' Generally Accepted Accounting Principles.Outlined below are those policies considered particularly significant for the company.

(a)Principles of consolidation
   The accompanying consolidated financial statements include the accounts of Channel Telecom Inc. and its wholly owned subsidiary, Channel Telecom USA Limited.

   All intercompany balances and transactions have been eliminated on consolidation.

(b)Revenue recognition
   Revenue from the sale of prepaid telephone phone cards is recorded at the time of sale to customers less related merchant discounts and commissions.
   The company accrues for it's cost for future long distance services at the time of sale by reference to past experience.
(c)Inventory
	  Inventory consists of phone cards and is stated at the lower of cost and market, with cost determined using the average cost method.

                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   FOR THE NINE MONTHS ENDED DECEMBER 31, 1997
                                       (AMOUNTS EXPRESSED IN CANADIAN DOLLARS)
(d)Capital assets

	  Capital assets are stated at cost. Amortization is being provided annually on the declining balance method at the following rate:
	                  Furniture and equipment		- 20%
	                  Computer equipment			    - 30%
	                  Vending machines	      		- 20%

(e)Investment in affiliated companies

	  The company accounts for its investment in affiliated companies, using the equity method. Under this method, the pro rata share of the investee's earnings is recorded as income and the carrying value of the investment on the balance sheet is increased accordingly. Dividends received are considered as a return of capital and are deducted from the carrying value of the investment.

(f)Foreign currency translation

  	Assets and liabilities of integrated foreign subsidiary operations and foreign currency denominated assets and liabilities of Canadian operations are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction date for non-monetary items. The revenues and expenses are converted at the average exchange rates for the year. Gains or losses on translation are expensed except for the exchange gains or losses on long-term monetary items which are deferred and amortized over the remaining terms of the related items.

4.	LOANS RECEIVABLE, RELATED PARTIES
                             	                         DECEMBER 31   MARCH 31
	                                                      1997         	1997

Canam Marketing Inc.	                                 $	950	       	     $ -
Channel Sports Marketing Inc.		                       9,383	           8,689
Premiere Collector House Inc.		                           -           	1,799
	                                                  $	10,333    	     $10,488

       The above loans are non-interest bearing and are due on demand.


                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   FOR THE NINE MONTHS ENDED DECEMBER 31, 1997
                                       (AMOUNTS EXPRESSED IN CANADIAN DOLLARS)

5.	INVESTMENT IN AND ADVANCES TO AFFILIATED COMPANIES

   The company acquired a 50% interest in Sussex Service Bureau Inc. and 1218396 Ontario Ltd. as one of the two incorporating shareholders. The investment in these companies consists of:

                          	    Sussex
	                              Service    	1218396
                               Bureau      Ontario     December     March
                               Inc.        Ltd.        31, 1997     31, 1997

   Percentage ownership	       50%	        50%

   Cost of shares	             $	(5,322)		$	10		       $(5,312)		    $	   20
   Share of net loss		             (137)			  -			         (137)    			(5,332)

                                 (5,459)			 10	         (5,449)			    (5,312)

   Note receivable,
    due September 15, 2001		     30,000   			-          30,000		      30,000
   Note receivable,
    due November 15, 2001		      15,000		   	-		       	15,000			     15,000

                              	$	39,541		 $	10		      $	39,551    		$	39,688


The above notes bear interest at the annual Canada Trust prime interest rate and are to be repaid at the discretion of Sussex Service Bureau Inc., but no later than five years from the initial advance.

6.	CAPITAL ASSETS
              			                                        Net	       Net
		                                      Accumulated	     December	  March
	                              Cost   	 Amortization     31, 1997   31, 1997

Furniture and equipment	   $	35,020		      $	(15,433)		  $	19,587		 $	20,339
Computer equipment		         10,988			        (2,985)			    8,003			   3,918
Vending machines		           19,642			        (2,057)			   17,585			   3,280

                          	$	65,650		      $	(20,475)		  $	45,175 	 $	27,537


                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   FOR THE NINE MONTHS ENDED DECEMBER 31, 1997
                                       (AMOUNTS EXPRESSED IN CANADIAN DOLLARS)

7.	BANK LOAN
                                                   	December	       March
                                                   	31, 1997	       31, 1997

   TD Bank Small Business Loan	                     $	16,369		      $	22,063
   Less: current portion		                             7,592	        		7,592

		                                                   $	8,777		      $	14,471

The above small business loan was used to finance the purchase of assets. The loan bears interest at the Toronto Dominion Bank prime rate plus 1.75% and is payable in monthly installments of principal of $632.63.

Future principal repayments on the loan which matures March 21, 2000 are as follows:

			                           1998	            			$   7,592
			                           1999           				     7,592
			                           2000		           		     1,185
							                                           	$ 16,369

The company has provided security for the loan, the most significant of which is a general security agreement covering all the assets of the company. In addition, certain related individuals have provided a limited guarantee in the total amount of $3,796.

8.	LOANS PAYABLE, RELATED PARTIES
                                                   	December	        March
                                                   	31, 1997	        31, 1997

   Bheem Capital Corp. 	                            $	3,115		         $	4,065
   1027126 Ontario Ltd.		                             3,115			         14,065
   Premiere Collector House Inc.		                    1,733		               -
	                                                   $	7,963		        $	18,130


The above loans are non-interest bearing and are due on demand.




                                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  FOR THE NINE MONTHS ENDED DECEMBER 31, 1997
                                      (AMOUNTS EXPRESSED IN CANADIAN DOLLARS)


9.	CAPITAL STOCK

   Authorized:
          Unlimited number of common shares
          Unlimited number of Class "A" voting, non-redeemable
               non-cumulative, non-participating, retractable Preference shares Unlimited number of Class "B" non-voting, redeemable non-cumulative, non-participating Preference shares

                                                  	December         	March
                                                  	31, 1997	         31, 1997

    Stated:
         		200 common shares		                     $	20		              $	20


10.	RELATED PARTY TRANSACTIONS

   (a)	During the period, the company paid administration fees in the amount of $42,500 (year ended March 31, 1997 - $60,000) to Channel Sports Marketing Inc., a company controlled by individuals who directly/indirectly own Channel Telecom Inc.

   (b) During the period, the company paid management fees in the amount of $NIL (year ended March 31, 1997 - $20,500) to the holding companies of the individual shareholders of Channel Telecom Inc.

   (c) During the period the company made purchases in the amount of $816,094 (year ended March 31, 1997 - $79,642) from Sussex Service Bureau Inc., an affiliated company. These transactions are in the normal course of business and are measured at the exchange amount being the amount of consideration established and agreed upon by the related parties. Included in accounts payable and accrued liabilities is $260,860 (March 31, 1997-$44,535) due to Sussex Service Bureau Inc.


                                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   FOR THE NINE MONTHS ENDED DECEMBER 31, 1997
                                   (AMOUNTS EXPRESSED IN CANADIAN DOLLARS)


11.	SUBSEQUENT EVENT

   	Lease commitments

    Subsequent to December 31, 1997, the company entered into a lease agreement for its office and warehouse facility. The lease is for a period of five years commencing March 1, 1998 with an option to renew for a further period of five years.

    Future minimum lease payments for the above facility are as follows:

                   			1998		              $   11,212
			                   1999	             	     28,654
	                   		2000	             	     32,392
		                   	2001		                  35,382
			                   2002		                  39,618
		                   	Thereafter		             6,728
			                                    			$  153,986

12.	LOSS CARRYFORWARD

   	The company has non-capital income tax loss carryforward of approximately $42,900 available to reduce future taxable income and they begin to expire in year 2002.



                   HITCOM CORPORATION AND SUBSIDIARIES
                               ___________

         PRO FORMA BALANCE SHEET AS OF DECEMBER 31, 1997 (UNAUDITED)
                         (AMOUNTS STATED IN US DOLLARS)

                                 ASSETS






                                             Channel      Pro          Pro
                                 HitCom      Tele-        Forma        Forma
                                 Corp-       com          Adjust-      Com-
                                 oration     Inc.         ments        bined

Current assets:

 Cash and cash equivalents. . . . $188,800    $51,357 (a) ($37,500)   $65,157
 Accounts receivable-net of
  allowance for doubtful
  accounts of $6,949  . . . . . .  110,066    221,907           --    331,973
 Prepaid expenses and other. . . .   6,162     19,893           --     26,055
     Total current assets. . . . . 305,028    293,157      (37,500)   423,185
 Property and equipment-net . . .  336,967     31,171           --    368,138
 Other assets. . . . . . . . .  .   52,473     27,290  (b) 229,578    307,802

     Total. . . . . . . . .       $694,468   $351,618     $192,078 $1,099,125


LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                              Channel      Pro        Pro
                                  HitCom      Tele-        Forma      Form
                                  Corp-       com          Adjust-    Com-
                                  oration     Inc.         ments      bined
Current liabilities:
  Revolving line of credit       $100,000     $ --         $ --    $100,000
  Current portion of long-
   term obligations	. . . . .      59,766     10,733 (c) 137,500     70,499
  Accounts payable and
   Accrued expenses	. . . . . . . 678,898    372,668          --  1,051,566
  Deferred revenue . . . . . . .  429,362         --          --    429,362
     Total current liabilities  1,268,026    383,401     137,500  1,651,427


Long-term obligations, less
  current portion . .	. . . . .    14,658      6,056          --     20,714



Commitments and contingencies


Minority interest . . . . . .     166,107         --          --    166,107


Stockholders' equity (deficit):
  Preferred stock, $.001 par
   value-5,000,000
   authorized; 1,144,143
   issued and outstanding . . .     1,144         --          --      1,144
  Common stock, $.004 par
   value-12,500,000
   authorized; 11,731,014
   issued; 11,723,764
   outstanding . . . . . .         31,724         14  (d) 16,725     46,924
  Additional paid in capital   (1,139,904)        --          -- (1,139,904)
  Retained earnings . . . .       372,509    (37,853) (e) 37,853    372,509
  Treasury stock-at cost . .      (19,796)        --          --    (19,796)
    Total stockholders'
     equity (deficit)  . .       (754,323)   (37,839)     54,578   (739,123)

          Total . . . . . . . .  $694,468   $351,618    $192,078 $1,099,125






                    HITCOM CORPORATION AND SUBSIDIARIES
                                ___________

               PRO FORMA INCOME STATEMENT FOR THE YEAR ENDED
                        DECEMBER 31, 1997 (UNAUDITED)
                       (AMOUNTS STATED IN US DOLLARS)




                 One
                 Plus        HitCom                     Channel
                 Market-     Cor-                       Tele-
                 ing         poration                   com
                 1/1-        4/1-                       1/1-           Pro
                 3/31        12/31        Com-          12/31          Forma
                 97          97           bined         97             Total

Net
Revenues. . .  $835,790   $2,732,377  $3,568,167      $945,079    $4,513,246
Cost of
sales . . .     528,834    1,440,524   1,969,358       678,979     2,648,337
Selling,
general and
admini-
strative . .    175,349    1,242,901   1,418,250       264,788     1,683,038
Total costs
and
expenses . . .  704,183    2,683,425   3,387,608       943,767     4,331,375
Operating
income . . . .  131,607       48,952     180,559         1,312       181,871
Other expense
(income)-net . . (4,475)      55,041      50,566            --        50,566
Income (loss)
before income
tax benefit
and minority
interest . . .  136,082       (6,089)    129,993         1,312       131,305
Tax benefit . . .    --         (885)       (885)           --          (885)
Income (loss)
before
minority
interest . . .  136,082       (5,204)    130,878         1,312       132,190
Minority
interest . .         --       64,257      64,257            --        64,257
Net income
(loss). . . .  $136,082     ($69,461)    $66,621        $1,312       $67,933
Basic
earnings per
share  . . .  $1,360.82       $(0.01)      $0.01         $0.00        $0.01
Diluted
earnings per
share . . . . $1,360.82          N/A       $0.01         $0.00        $0.01
Weighted
average
number of
common
and
potential
common shares
outstanding . . . 100      7,921,458    8,368,825    3,800,000   12,168,825


                     HITCOM CORPORATION AND SUBSIDIARIES
                                 ___________

                     PRO FORMA FOOTNOTES FOR THE YEAR ENDED
                         DECEMBER 31, 1997 (UNAUDITED)
                        (AMOUNTS STATED IN US DOLLARS)



1. Basis of Presentation

   The pro forma financial statements have been prepared in accordance with generally accepted accounting principles and represent the results of operations from both HitCom Corporation and Subsidiaries and Channel Telecom, Inc. for the year ended December 31, 1997.

   All amounts presented are stated in US dollars.

2. Channel Acquisition and Pro Forma Reference Notes

   On May 29, 1998, the Company announced that it closed the Channel Telecom Inc. ("Channel") acquisition. As part of the acquisition the Company exchanged $175,000 and approximately 4.2 million shares of common stock for all of Channel's outstanding shares. The Company has remitted $37,500 on or prior to closing and the remaining balance of $137,500 is payable over a six-month period ending December 31, 1998. The acquisition is effective January 1, 1998. The Company expects to finance this acquisition through either working capital or external bank and or equity financing.

   Pro Forma Adjustment References

   The following descriptions are presented to reflect the expected effects of the pro forma adjustments of the Channel transaction. All adjustments are reflected on the pro forma balance sheet.

   (a) Amount of $37,500 represents cash remitted from HitCom Corporation to the previous owners of Channel.

   (b) Amount of $229,578 represents the excess purchase price paid ("goodwill") for the net assets of Channel.

   (c) Amount of $137,500 represents the loan between the Company and the previous owners of Channel. The loan is payable over a six-month period ending December 31, 1998.

   (d) Amount of $16,725 represents the net common stock issued to the previous owners to acquire the net assets of Channel.

   (e) Amount of $37,853 represents the elimination of Channel's net deficit.


                            ONE PLUS MARKETING, INC.
                                 ___________

                   STATEMENT OF INCOME FOR THE YEAR ENDED
                       DECEMBER 31, 1996 (UNAUDITED)

                                                          For the Year Ended
                                                          December 31, 1996
                                                             (unaudited)
Net revenues. . . . . . . . . . . . . . . . . . . . . . . .   $1,927,142
Costs and expenses:

  Cost of sales. . . . . . . . . . . . . . . . . . . . . .     1,077,090
  Selling, general and administrative	. . . . . . . . . . .      442,359
     Total costs and expenses	. . . . . . . . . . . . . . . .  1,519,449
Operating income . . . . . . . . . . . . . . . . . . . . . .     407,693
Other income-net . . . . . . . . . . . . . . . . . . . . . .      13,493
Net income . . . . . . . . . . . . . . . . . . . . . . . . .    $421,186

Earnings per share. . . . . . . . . . . . . . . . . . . . . .  $4,211.86


Weighted average number of common and
common equivalent shares outstanding . . . . .	. . . . . . . .       100



See accompanying notes to financial statements.



                              ONE PLUS MARKETING, INC.
                                    ___________

                      STATEMENT OF CASH FLOWS FOR THE YEAR ENDED
                           DECEMBER 31, 1996 (UNAUDITED)




                                                          For the Year Ended
                                                          December 31, 1996
                                                             (unaudited)
Cash flows from operating activities:
Net income. . . . . . . . . . . . . . . . . . . . . . . . .     $421,186
Adjustments to reconcile net income to
      net cash provided by operating activities:
  Depreciation and amortization. . . . . . . . . . . . . . .      26,235
  Changes in assets and liabilities
     Accounts receivable-net . . . . . . . . . . . . . . . .     (85,185)
     Prepaid expenses and other . . . . . . . . . . . . . . .    (67,041)
     Accounts payable and accrued expenses .	. . . . . . . . .    30,313
     Deferred revenue. . . . . . . . . . . . . . . . . . . . .   254,520
       Net cash provided by operating activities	. . . . . . . . 580,028

Cash flows used in investing activities:
  Purchases of property and equipment . . . . . . . . . . . .   (243,005)

Net increase in cash and cash equivalents. . . . . . . . . .     337,023

Cash and cash equivalents:
Beginning of period . . . . . . . . . . . . . . . . . . . . . .   89,566
End of period . . . . . . . . . . . . . . . . . . . . . . . . . $426,589

Supplemental cash flow disclosures:
Cash paid for interest during the period . . . . . . . . . . . .      $0
Cash paid for taxes during the period. . . . . . . . . . . . . .      $0




                See accompanying notes to financial statements.



                          ONE PLUS MARKETING, INC.
                               ___________

                        NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1996 (UNAUDITED)


1. Organization and Description of Business

   One Plus Marketing, Inc. ("the Company") was incorporated under the laws of the state of Illinois in 1991. The Company designs and markets interactive voice response and voice processing systems. The Company's customers are located within North America without a significant geographic concentration.


2. Summary of Significant Accounting Policies

   Basis of Presentation
   The Company's financial statements have been prepared in accordance with generally accepted accounting principles.

   Use of Estimates
   Preparation of financial statements in accordance with generally accepted accounting principles requires, among other things, the use of management's estimates and assumptions which affect the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   For purposes of the statement of cash flows, the Company considers all highly liquid investment securities purchased with an original maturity date of three months or less to be cash equivalents.

   Revenue Recognition
   The Company generally requires its customer to establish a minimum account balance prior to receiving voice mail service. The Company recognizes revenue as service is rendered. Account balances not used are recorded as deferred revenue. Account balances without activity for 180 days are recorded to revenue.

   Income Taxes
   The Company's stockholder has elected to be treated as an "S" Corporation under provisions of the Internal Revenue Code which provides that, in lieu of corporation income taxes, the stockholder is taxed for the Company's taxable income. Therefore, no provision or liability for federal and state income taxes is reflected in these financial statements.

   Depreciation and Amortization
   Depreciation and amortization is computed based on the straight-line method over estimated useful lives ranging from five to seven years.



                          ONE PLUS MARKETING, INC.
                               ___________

                 NOTES TO FINANCIAL STATEMENTS - CONTINUED
                       DECEMBER 31, 1996 (UNAUDITED)


3. Related Party Transactions

   In the normal course of conducting business, the Company has entered into transactions with various individuals and companies who are related parties.


4. Leases

   The Company leases it facilities from the stockholder under an operating lease through September 30, 1999 with certain renewal options. At December 31, 1996, future minimum annual payments under non-cancelable leases are as follows:

                     1997                                   $18,000
                     1998                                    30,000
                     1999                                    22,500
	                         Total minimum lease payments      $70,500

   Rent expense for 1996 was $13,454.



Part III

ITEM 1-EXHIBITS

Index

The following exhibits are filed as part of this 10-SB:

3.1    Certificate of Incorporation, as amended
3.2    Bylaws
4.1	   Certificate of Designation for 8% Convertible Preferred Stock
10.1	  Share Exchange Agreement Between HitCom Corporation and Scott Beil
       dated April 14, 1997
10.2	  Stock Purchase Agreement Between HitCom Corporation and
       Rajan Arora/Jeffrey Shier and The Jeffrey Samuel Shier Family Trust For Purchase of All Outstanding Stock of Channel Telecom Inc. dated February 18, 1998
10.3	  Employment Agreement Between David B. Parks and HitCom Corporation
21.1	  List of Subsidiaries of Registrant





SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                           HITCOM CORPORATION

                                     By:	                 /s/  DAVID B. PARKS
                                                               David B. Parks
                                                     Executive Vice President,
                                                      Chief Financial Officer,
                                             Corporate Secretary and Director

                                                 Date:   			   March 25, 1998


In accordance with the Securities and Exchange Act of 1934, this registration statement has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.


Signature           Title                                    Date
/s/ SCOTT A. BEIL   Chairman of the Board and Director       March 25, 1998
Scott A. Beil


/s/ RAJAN ARORA     President and Chief Executive Officer    March 25, 1998
Rajan Arora         and Director




                       Consent of Independent Accountants



We consent to the inclusion in the registration statement on Form 10-SB of our report, dated February 17, 1998, on our audit of the financial statements of HitCom Corporation and subsidiaries.



/s/ MOORE STEPHENS SMITH WALLACE, L.L.C.

St. Louis, Missouri
March 23, 1998


                      Consent of Independent Accountants



We consent to the inclusion in the registration statement on Form 10-SB of our report, dated February 6, 1998, on our audit of the financial statements of One Plus Marketing, Inc.



/s/ MOORE STEPHENS SMITH WALLACE, L.L.C.

St. Louis, Missouri
March 23, 1998













2




HITCOM CORPORATION
___________

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 1997


CHANNEL TELECOM INC.

CHANNEL TELECOM INC.